

07052192

Accelerating Our Growth

ENDO PHARMACEUTICALS
2006 ANNUAL REPORT

ENDO AT A GLANCE

Headquarters: Chadds Ford, Pa.
2006 Net Sales: $909.7 million

Employees: 1,024 at December 31, 200
NASDAQ Ticker Symbol: ENDP
Web: www.endo.com



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Employees



Endo Pharmaceuticals is a premier specialty pharmaceutical company with market leadership in pain management and an expanding presence in complementary therapeutic areas. Through research, development, marketing and educational activities, we have helped millions of patients find pain relief and improve their quality of life through appropriate pain control medicines. But there is more work to be done. We continue to invest in our business to find new advances to help improve patients' lives. Our objective is to lead the way in delivering new and better products for the patients who need them.

"I've been selling Endo products for more than six years now, and customers often tell me about the difference our products make in relieving pain. The exciting part is that greater opportunity lies ahead. Endo is building on its already strong reputation in the medical community by expanding its portfolio and providing even more options for patients."
Roger Palmer, Senior Medical Sales Specialist



2006 Accomplishments

> U.S. Food and Drug Administration approves Opana® ER extended-release tablets and Opana® immediate-release tablets CII formulations of oxymorphone hydrochloride (HCl), Endo's first approved New Drug Applications (NDAs).

> Endo expands its commercial capability with the addition of 220 new sales representatives to support the launch of the Opana® franchise and maintain the promotional thrust behind Lidoderm® and Frova®.

> The company submits a supplemental New Drug Application for Frova® for the short-term (six days per menstrual cycle) prevention of menstrual migraine (MM). FDA action letter expected on or about August 19, 2007.

> Endo furthers its expansion into complementary therapeutic areas by acquiring RxKinetix Inc., a developer of products to treat oral mucositis and other supportive care oncology conditions.

> The company initiates Phase III clinical trials for its topical ketoprofen patch, in development as a localized treatment of acute pain associated with soft-tissue injuries such as tendonitis and bursitis, or joint sprains and strains.

> Endo continues to advance its Phase III program for development product Rapinyl™, an orally dissolving sublingual tablet intended for the treatment of breakthrough cancer pain.

> Synera™ enters the market as the first topical local anesthetic patch for use on intact skin to provide local dermal analgesia for superficial venous access procedures in children and adults.





Peter A. Lankau, *President and Chief Executive Officer*

Dear Fellow Shareholder: I am pleased to report that 2006 was a year of considerable achievement for Endo. We received FDA approval of our first New Drug Applications (or NDAs), launched three new pain management products, expanded our commercial capabilities, continued to advance our pipeline, and acquired a supportive care oncology platform.

But with these important milestones came the realization that our significant rate of growth has begun to outpace our infrastructure. In 2007, therefore, we will make substantial investments not only in support of our on-market products and our development portfolio to drive our top-line growth this year and beyond, but also in additional personnel, information systems and other infrastructure to enable us to continue to grow sales and earnings over the longer term.

While we are proud of our accomplishments, especially that we have grown in less than 10 years to become a public company with nearly $1 billion in annual revenues and approximately $4 billion in market capitalization, we recognize that we must continue to create opportunities to sustain our revenue growth and accelerate earnings growth. Standing still is not an option. We are inspired to work harder by the realization that our products bring relief to millions who suffer pain, debilitating pain that often hinders people from living fuller lives. "Making a difference in the lives of patients...." This is what the employees of Endo Pharmaceuticals strive for, and measure their success against. It is what we have built our reputation upon.

We know that our investments in research and development, yielding successful treatment options, will continue to drive Endo's growth. While our efforts in the past have been, and will continue to be, aimed primarily at pain management, we are also poised to further our expansion into other therapeutic areas that are complementary to pain, such as neurology and supportive care oncology where we have established a strong presence over the years, with a focus on the specialist physician community. Our current substantial cash position and debt-free balance sheet give us considerable flexibility to expand and diversify our portfolio, leverage our current asset base and create a broader platform for sustainable growth into the future.

In 2006, as we completed the transition of our ownership position from private equity-based to institutional- and individual-based, we spent a great deal of time thinking about the question: "How do we best drive long-term sustainable growth for Endo?" This year's annual report answers those critical questions. Over the next two pages, I'll provide insight into some of the growth strategies at work at Endo. But first, I'd like to briefly summarize our 2006 financial performance.

Financial Highlights

Endo achieved solid revenue growth in 2006. Net sales were $909.7 million compared with $820.2 million in 2005, an 11% increase. Gross profit was $708.2 million in 2006, a 12% increase from 2005. Net income in 2006 was $137.8 million versus $202.3 million in 2005, and diluted earnings per share were $1.03 in 2006 compared with $1.52 in 2005. The 2006 net income and earnings per share were affected by $31.3 million in impairment charges related to the company's decision to terminate its

DepoDur® marketing agreement and an impairment of the Synera™ intangible asset resulting from the redeployment of Endo's former hospital sales force, $42.4 million in stock and cash compensation charges funded by Endo Pharma LLC, and a $26.0 million charge for the write-off of purchased in-process research and development in connection with the acquisition of RxKinetix, Inc.

Our strong top-line performance was driven once again by the continued growth of Lidoderm® (lidocaine patch 5%), our topical analgesic patch indicated for the treatment of the painful condition known as postherpetic neuralgia (PHN), or post-shingles pain. In 2006, net sales of Lidoderm® were $566.8 million versus $419.4 million in the prior year. Prescription growth for Lidoderm® was up 21%.

In 2006, we generated $345.3 million in net cash flow from operating activities. With no debt and $628.1 million in cash and cash equivalents at year-end, we are well positioned to pursue licensing, acquisitions and other strategic alliances.

How Will Endo Sustain Revenue Growth and Accelerate Earnings Growth?

I believe that 2007 is a pivotal year for Endo, when we will make substantial investments in four key areas to maximize our future growth opportunities:

Product Development

Endo is recognized as a leader in pain management. But we know that there are other opportunities that we will need to seize when it makes good business sense. By applying our expertise to other specialty fields, we believe we can build brands around complementary therapeutic areas.

During 2007, we will substantially increase our investment in our pipeline products to support the continuing late-stage clinical development of:

- Rapinyl™, a fast-dissolving fentanyl tablet being studied for breakthrough cancer pain;
- The topical ketoprofen patch, a non-steroidal anti-inflammatory intended to relieve the pain and inflammation associated with soft-tissue injuries;
- EN 3285 oral rinse for the prevention of oral mucositis, a side effect experienced by cancer patients undergoing radiation and chemotherapy; and
- The transdermal sufentanil patch for the treatment of chronic moderate-to-severe pain, administered for up to seven days.

In addition, we intend to conduct significantly more post-marketing clinical studies to support our on-market products.

Commercialization

Following FDA approval of Opana® and Opana® ER in mid-2006, we expanded our sales force by 60%, from 370 to 590 sales representatives. This increase allowed us to launch the Opana® franchise, maintain coverage of Lidoderm® and Frova®, and reach an additional 30,000 physicians throughout the U.S.

A primary factor in Endo's commercial success over the years stems from the relationships we have established and the reputation we have earned among the key national opinion leaders in the pain specialist community. This specialty-driven approach has served us well by creating a "cascade of influence" to communicate to the regional thought leaders and primary care physicians the clinical advantages, differentiating characteristics and successful patient outcomes that our products can deliver.

One of our commercial challenges in 2007 is to drive greater acceptance of the Opana® brand. With Opana® and Opana® ER, we have demonstrated that we can navigate a product through development, registration and launch. Now, we have to prove our ability to build a new brand within a complex category. We believe we are up for the challenge. As our 2007 marketing and promotional activities take root, targeted at physicians with experience in treating patients with moderate-to-severe pain, we anticipate broader adoption and usage of Opana® and Opana® ER, and we believe our expectations will be met or exceeded. We have adopted a more aggressive managed-care strategy to ensure that cost is not a barrier to adoption, and have nearly tripled the staff in our managed markets group to enable initiation of coverage by regional and local plans.

But as important, we are committed to ensuring that all of our marketed products are promoted responsibly and appropriately within their currently approved indications. We have a strong ethics and compliance program, and we routinely conduct extensive training for our employees to reinforce the importance and necessity of adhering to promotional practices that are within the FDA-approved indication.

This year our marketing and promotional teams will be especially active. During the first half of 2007, we will conduct a significant number of educational programs to generate physician awareness of the clinical attributes of Opana® and Opana® ER. Also on the slate of activities are webcasts, e-detailing initiatives, higher visibility at major medical meetings and disease management programs aimed at managed care organizations.

In March 2007, we redeployed our 70 hospital sales representatives to provide double coverage of the highest-prescribing pain specialists for the Opana® products and to promote Synera™ in large pediatric institutions, which represent approximately 70% of the potential pediatric hospital beds in the U.S.

Corporate Development
Partnering is the way we have built Endo from our first day of operation. In that vein, we intend to continue to vigorously seek licensing, merger and acquisition opportunities that are good strategic fits with our business. We are centered on building win-win relationships with other companies and then focusing considerable time and resources on developing assets to our mutual benefit. To achieve this objective, and build a pipeline that is well balanced across all phases of the development process, we have an active corporate development effort focused on augmenting our portfolio through company and/or product acquisitions and licensing deals. In October 2006, for example, Endo acquired RxKinetix, a privately held company with a technology platform that should allow the development of several new products based on known molecules to treat the side-effects of cancer therapy – products such as EN 3285 for oral mucositis.

We want to *accelerate* our earnings growth, and we now have the financial resources for more sizeable transactions, including company acquisitions, where appropriate. We are consciously seeking products with greater clinical advantages, broader utility and longer exclusivity that we can develop and commercialize. That's the vision for our portfolio.

People & Processes
Facing these new challenges and opportunities, the need to invest in our people across the many areas and functions within our business is greater than ever. With that in mind, we are investing in employees at all levels to create a competitive advantage for Endo. Having the right people – and the right number of people – is critical for us to maximize our growth opportunities.

In 2007, we will triple the number of our field-based clinical liaisons to broaden our access beyond national thought leaders to include key regional clinicians and to build awareness of clinical data on Endo's products, disease-state advances, and research and education opportunities. In addition, we are investing in some longer-term projects that will ensure we have the core business processes and systems in place to accommodate our expected growth and to allow our employees to be as productive as possible. We are implementing these infrastructure improvements in such key functions as Commercial Business, Finance, Operations, and Information Management.

In Grateful Appreciation
On April 9, 2007, Endo announced that Founder and Chairman of the Board Carol A. Ammon retired from the company to devote more time to her philanthropic activities. Roger H. Kimmel has been appointed by the board to serve as Chairman. An independent director of Endo since 2000, Roger brings a wealth of corporate experience and leadership skills to this position, and we look forward to benefiting from his expertise as we embark on the next phase of our growth.

Carol began her career as an associate research scientist in 1973 with the Endo subsidiary of E.I. duPont de Nemours and Company. By the mid-1990s, after rising to the position of President of U.S. Pharmaceuticals of the DuPont Merck Pharmaceuticals Company, she decided to pursue her vision of forming a pain management company. Along with two colleagues, she raised nearly $300 million to buy the Endo line of products and formed Endo as an independent company with 25 employees in August 1997. Nearly 10 years later, Endo's market value has grown nearly 14-fold, we have more than 1,000 employees, and net sales are expected to top $1 billion in 2007.

But as impressive as these results are, Carol's legacy will be far more lasting than numbers or words. Everything that Endo is today is because she had a dream and made it come alive. Carol's passion for "making a difference" in the lives of patients with pain has inspired every Endo employee and is the core of our operating philosophy. I personally will miss her wise counsel, keen sense of humor and, most of all, her warm friendship. On behalf of all of us at Endo who have benefited so much just by knowing Carol, we wish her a long, happy and healthy retirement.

In Summary
Our strategy is to focus our expertise and resources in those promising areas that will propel us forward. To that end, we are:

- Stepping up our investment in research and development;
- Generating higher levels of awareness of our products through increased educational, marketing and promotional activities;
- Seeking new assets that offer greater promise and patient outcomes; and,
- Investing in our talent, processes and systems to ensure we have the infrastructure needed to support the continued growth of our business.

As we commemorate the 10th anniversary of our founding as an independent company, we are proud of our past and even more excited about our future. On behalf of all of us at Endo, thank you for your continuing support and confidence in us.

Sincerely,



Peter Lankau
President and Chief Executive Officer
April 17, 2007

Selected Product Portfolio

Endo has a broad portfolio of branded, marketed products that includes established brand names as well as newer products. Through a sales force of approximately 590 sales representatives, Endo markets its products in the U.S. to targeted physicians in pain management, neurology, surgery, oncology, anesthesiology and primary care. The sales force also targets retail pharmacies, hospitals and other healthcare professionals.



Lidoderm®

Lidoderm® (Lidocaine Patch 5%), for use on intact skin, is the only topical analgesic patch indicated to treat the pain of postherpetic neuralgia.



Opana® & Opana® ER

Opana® is indicated for moderate-to-severe acute pain where the use of an opioid is appropriate. Opana® ER is indicated for the relief of moderate-to-severe pain in patients requiring continuous, around-the-clock opioid therapy for an extended period of time.


Frova

Frova®

Frova® (frovatriptan succinate) is indicated for the acute treatment of migraine attacks with or without aura in adults where a clear diagnosis of migraine has been established.



Synera™

Synera™ (lidocaine 70 mg and tetracaine 70 mg) is a topical local anesthetic patch for use on intact skin to provide local dermal analgesia for superficial venous access (i.e., intravenous blood draws and infusions) and superficial dermatological procedures in children and adults.



Percocet®

Percocet® tablets (oxycodone and acetaminophen tablets, USP) CII are indicated for the relief of moderate-to-moderately severe pain.

Endo's pipeline portfolio is primarily comprised of products intended to address acute, chronic and neuropathic pain conditions and closely allied therapeutic areas such as neurology (Frova®) and supportive care oncology (EN 3285).

PRODUCT	TARGET INDICATION	PRECLINICAL	PI	PII	PIII	NDA FILED
Frova® Long-acting triptan (selective serotonin receptor agonist) (Exclusive North American marketing rights licensed from Vernalis Development Limited)	Prophylaxis for menstrual migraine					
Rapinyl™ Fast-dissolving tablet of fentanyl for sublingual administration (Exclusive North American marketing and development rights licensed from Orexo AB)	Breakthrough cancer pain					
Topical Ketoprofen Patch (Exclusive U.S. and Canadian development and commercialization rights licensed from ProEthic Pharmaceuticals, Inc.)	Localized treatment of acute pain associated with soft-tissue injuries such as tendonitis or joint sprains and strains					
EN 3285 (Topical oral-rinse formulation)	Oral mucositis					
Transdermal Sufentanil Patch (Exclusive U.S. and Canadian development and commercialization rights licensed from DURECT Corporation)	Moderate-to-severe chronic pain for up to seven days					
Other (Undisclosed)						

The prescription pain market is a $19.7 billion business, and growing.

An estimated 50 million Americans suffer from some form of chronic pain, and that number is expected to escalate. As baby boomers enter their golden years, conditions for which pain is a major symptom, such as chronic low back abnormalities, osteoarthritis and cancer, are expected to escalate. The need for safe and effective pain medications and complementary therapeutics is greater than ever.

A burgeoning market means significant share growth potential for Endo. But the numbers only represent the business side of the story. The human side is reflected in the patients who receive appropriate, efficacious treatment because of Endo's products.



Frova®

(FROVATRIPTAN SUCCINATE)

Approximately 21 million American women suffer from migraines. Of these, approximately 12 million suffer from menstrual migraine (MM), which can be especially severe and last several days. Frova® is indicated for the acute treatment of migraine attacks with or without aura in adults where a clear diagnosis of migraine has been established. Patients treated with Frova® for acute migraine have been reported to have a low mean recurrence rate of their headaches. This finding, together with the long half-life of Frova®, suggests that it could be effective in preventing migraine headaches in patients suffering from MM.

Synera™

(LIDOCAINE 70 MG AND TETRACAINE 70 MG)

A topical local anesthetic patch, Synera™ offers a novel option for preventing local pain in children over the age of three and adults who are subjected to intravenous infusions, blood draws and other venous access procedures. The patch employs a warming technology to enhance the delivery of lidocaine and tetracaine into intact skin to provide local dermal analgesia for superficial venous access and superficial dermatological procedures

Lidoderm®

(LIDOCAINE PATCH 5%)

Patients who continue to have pain months after having shingles may be suffering from a condition known as postherpetic neuralgia (PHN). This type of pain can be excruciating, and includes itching, burning and throbbing. Lidoderm® is the only topical, locally acting patch approved by the FDA to relieve post-shingles pain.

Of the approximately one million Americans diagnosed each year with shingles, roughly 200,000 will develop PHN. Lidoderm® is a topical, locally acting, safe and effective treatment for patients diagnosed with PHN. Lidoderm® is applied to intact skin and produces its pain-relieving effect as lidocaine penetrates to the underlying, damaged nerves.





Opana® ER (OXYMORPHONE HCl)

EXTENDED RELEASE AND

Opana® (OXYMORPHONE HCL)

IMMEDIATE-RELEASE TABLETS CII

Cancer pain, osteoarthritis pain, chronic low back pain and pain following orthopedic and abdominal surgery are among the conditions that may demand treatment with either immediate-release or extended-release opioid analgesics. Launched in the second half of 2006, Opana® ER (extended release tablets) and Opana® (immediate-release tablets) offer new options for physicians and their patients who experience moderate-to-severe pain.

Opana® ER is indicated for the relief of moderate-to-severe pain in patients requiring continuous, around-the-clock opioid therapy for an extended period of time. A proprietary product developed by Endo, Opana® is indicated for acute moderate-to-severe pain where the use of an opioid is appropriate.

To minimize the risks of misuse, abuse and diversion of these Schedule II products, Endo has introduced the Partnership for Responsible Opioid Management through Information, Support, and Education (PROMISE™), a comprehensive educational and support program. PROMISE™ reinforces the company's commitment to appropriate pain management.

2006 A Deliberate Path

PRODUCT DEVELOPMENT

The FDA approval in 2006 of Opana® ER and Opana® represented a watershed event in Endo's history and was the highlight of a productive year for its R&D team. Endo's first internally developed NDAs, these approvals clearly demonstrate the company's ability to successfully execute the full drug development process and achieve favorable labeling even for "controlled" products such as these. In fact, Endo is the only company to have successfully completed two 12-weeks' duration, Phase III, double-blind, placebo-controlled trials of an opioid analgesic.

Shortly following the Opana® approvals, Endo celebrated another product development milestone when it filed a supplemental NDA (sNDA) for Frova® for the additional indication of short-term prevention of menstrual migraine (MM). The sNDA for Frova® was supported by three phase III clinical studies conducted by Vernalis, from which Endo licensed the marketing rights in 2004. If approved, Frova® will be the only triptan in the U.S. indicated for a prevention and an acute use indication.

Endo further advanced its pipeline during 2006 by initiating Phase III clinical studies for its topical ketoprofen patch in development for the once-daily, localized treatment of pain associated with soft tissue injuries, such as tendonitis, bursitis, and joint sprains and strains. The active ingredient, ketoprofen, is a well-known non-steroidal anti-inflammatory drug. Phase III studies also continued for another novel development product, Rapinyl™, a fast-dissolving, sublingual tablet containing the strong opioid, fentanyl, for breakthrough cancer pain. The company currently expects to file NDAs for both of these products in the first half of 2008.

These and other product development programs - including the transdermal sufentanil patch for moderate-to-severe chronic pain, and EN 3285 for oral mucositis prevention - represent what Endo believes to be one of the deepest and broadest pipelines in pain management and sets the company on a deliberate path toward future growth in pain and complementary therapeutic areas.



"During 2006, I was responsible for interacting with the FDA during the approval process for Opana® ER and Opana®, Endo's first internally developed NDAs. It was an exciting time and validated our ability to successfully move a product from concept to reality."

Bob Barto, Senior Director, Regulatory Affairs

2007 Stepping Up the Pace

Where will Endo focus its clinical resources during 2007?

**DAVID A. H. LEE, MD, PH.D.,
EXECUTIVE VICE PRESIDENT,
RESEARCH & DEVELOPMENT AND
CHIEF SCIENTIFIC OFFICER**

"Our biggest investments will be made to support our Phase III projects for Rapinyl™ and the topical ketoprofen patch. We're also excited about making progress with our transdermal sufentanil patch, which will enter Phase II clinical development during 2007. Additionally, we will begin our next Phase II trial for EN 3285 for oral mucositis prevention in the latter half of the year. These programs show that we're committed to creating a deep and progressing pipeline that will support the growth of the company.

"In addition to bringing new products to market, our Medical Affairs department provides information to prescribers and recognized clinical experts to enhance understanding about pain management, menstrual migraine, and oral mucositis. In 2007, we'll expand our clinical and scientific liaison group nearly three-fold to establish relationships and provide educational services to not only national but also regional thought leaders around the country."



Most of Endo's development products are the result of strategic alliances. What sets Endo's strategic alliance efforts apart from other specialty pharmaceutical companies?

**JOHN E. BUCKINGHAM, SENIOR VICE PRESIDENT,
STRATEGIC ALLIANCE MANAGEMENT**



"What's different is that Endo has a dedicated alliance management function that is a partner with our Corporate Development, R&D and Commercial Business groups. We believe that no other specialty pharmaceutical company has that kind of focus right now. And we're getting noticed. In early 2007, the Association of Strategic Alliance Professionals recognized Endo in their 'Alliance Excellence' award program, an honor that recognized us not only for our practices, but also for the changing model of the pharmaceutical industry that is reliant on effective partnerships.

"Our business model is built on partnering, and we intend to continue our growth by building on our current alliances and entering into even more. The challenge is to take what we've learned about how to effectively manage our alliances to date and apply that on a much larger scale in the future."

"The majority of the day for a sales representative is spent interacting with physicians. What I've learned is that they all want the same thing: appropriate, effective treatment options for their patients. It's invigorating to know that every product in Endo's portfolio fills that need in their respective indications."

Nicole Guiliano,
Sales Training Manager



2006 Staying Power

COMMERCIAL CAPABILITY

In 2006, Endo's commercial business team saw net sales growth of 35% for Lidoderm®, its largest-selling product, along with three new product launches and a 60% sales force expansion that has extended the company's marketing reach to some 80,000 U.S. physicians. These impressive achievements reflect Endo's ability to operate successfully in a large, growing and competitive specialist-driven marketplace.

To build upon and sustain that success is the challenge Endo faces every day. In 2006, Endo introduced two exciting new products in Opana® ER and Opana®. As a new entrant in the approximately $3 billion market for long-acting, strong opioid analgesics, Opana® ER represents a significant market opportunity for Endo. This launch marks the next chapter in Endo's journey, which began with Percocet® and has continued with Lidoderm®.

To ensure sustained top-line growth, Endo's commercial business team is conducting a full slate of appropriate promotional and marketing activities in support of the Opana® franchise, Lidoderm®, Frova® and Synera™.

Endo looks forward to bringing more products on line over the next several years. That requires building up its commercial infrastructure to accommodate the expected growth. Toward that end, Endo is expanding such key functional areas as marketing, managed markets, market research and strategic planning in 2007, as well as important decision and analytical support systems, all of which are timely investments that the company believes will better position it to maximize the potential of its product portfolio.

2007 The Road Ahead



What are Endo's greatest marketing challenges and how will Endo overcome them, and what specific steps are you taking to ensure the success of the Opana® franchise?

[illegible]

"We've begun an exciting phase in which Endo is expecting to launch new products more frequently. Product launches are a marketer's dream, but they also present challenges. Pain management is a highly competitive market. We have to find ways to prepare and execute launches with greater meaning for pain specialists and the patients they treat, as well as for complementary specialties. We'll do that by making substantial, incremental investments in our marketing and promotional activities and programs. We want to grow our business in pain management while also replicating that success in other specialties, such as supportive care oncology and neurology.

"Managed care is another interesting opportunity. The Endo of the future needs to have a significant presence in managed markets. In 2007, we are going to make the investment to build that presence. We're nearly tripling the size of our managed markets group to increase our reach with managed care plans."

"The key to growth for the Opana® franchise comes down to the hard spade work of effective physician promotion. We need to present the key clinical advantages of these new pain medicines in a crowded market with numerous generic alternatives. We now have redeployed our sales force to provide double coverage of the 6,000 pain prescribers who have the most experience in treating patients with moderate-to-severe pain. Peer-to-peer programs will also help specialists and primary care physicians appreciate the clinical data and understand why Opana® ER or Opana® may be the best option for certain patients. Finally, our expanded managed markets group will implement new strategies to address the pharma-coeconomics of our health plan customers.

"We believe that all of these investments will generate greater awareness and acceptance of Opana® ER and Opana®, and we expect to see a steady, upward trajectory going forward."

2006 Growth Strategies at Work

CORPORATE DEVELOPMENT

In-licensing and acquisition of products, technologies and companies continue to be an integral component of Endo's growth strategy. The company has a dedicated business development team of full-time professionals who work closely with a cross-functional team of colleagues from R&D/Regulatory Affairs, Marketing, Technical Operations, Finance and Legal and whose mission is to find, evaluate and recommend new opportunities that will further expand Endo's pipeline and portfolio of on-market products. Frova®, Rapinyl™, and the topical ketoprofen and transdermal sufentanil patches are all examples of products that we have in-licensed in the recent past and whose development has progressed in partnership with the originating companies.

More recent product and company acquisitions include Synera™, a topical analgesic patch for venous access procedures, licensed in early 2006. In October 2006, Endo acquired a delivery technology platform for supportive care oncology when it purchased RxKinetix, Inc., a privately held company whose lead product is EN 3285 for the prevention of oral mucositis, a painful and often debilitating condition that affects some 400,000 cancer patients each year in the U.S. Along with neurology, supportive care oncology is a therapeutic area that Endo focuses on as a natural adjunct to its pain management franchise.

With approximately $628 million in cash at the end of 2006 and no debt, Endo expects to continue to be active on the business development front in 2007 in pursuit of other strategic opportunities.



"Endo's Corporate Development team evaluated more than 100 product opportunities in 2006 alone. We look at every potential product as meaningful and vitally important to our future commercial success. Endo wants to be the partner of choice in pain and complementary therapeutic areas."

Irina A. Baramova, CFA,
Director, Financial Modeling

2007 Strong and Growing

Where will Endo concentrate its corporate development efforts in 2007?

JEREMY P. GOLDBERG, MANAGING DIRECTOR, CORPORATE DEVELOPMENT

"A growing pharmaceutical company is only as good as its pipeline. Endo will continue to seek licensing, merger and acquisition opportunities intended to support our growth not just in pain management but also in other specialty areas. For example, if you look at our portfolio, it's clear that Endo is interested in supportive care oncology. We have Rapinyl™ in development for breakthrough cancer pain in Phase III development; EN 3285 in Phase II development for the prevention of oral mucositis, which is a side effect experienced by cancer patients undergoing radiation and chemotherapy; and we recently launched Opana® ER, indicated for moderate-to-severe pain such as cancer pain.

"Our long-term vision is to build franchises that overlap with our sales force call points. That vision is already taking shape, but we will continue to license and acquire new products and technologies to deepen those franchises in the near future."



What impact will heightened business development efforts and other investments across functions have on shareholders?

CHARLES A. ROWLAND, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER



"Endo has experienced phenomenal growth and generated strong cash flow for years. Management's priority is to reinvest this cash and balance sheet strength in additional growth assets through licensing and acquisition of products and/or companies. In addition, we are making considerable investments across the organization and putting in place the necessary capabilities and strategies that will ensure we can efficiently support our anticipated growth.

"Could we deliver better profitability in the short term by not making these investments? The answer is yes, but we would be risking the sustainability of the growth that we've created and our ability to integrate future acquisitions.

"I joined Endo at the end of 2006, and what I found appealing was its strong reputation and leadership position in its markets. I believe this is a legacy that will continue because of the investments we're making today."

"I joined Endo R&D in 2001, and every day presents new challenges to conquer and opportunities to learn. There's never a dull moment in R&D. Endo is still a mid-sized company but one that is growing very fast. It gives me great joy and pride to be among the many contributors to this phenomenal growth."

Debashis Das, Ph.D., Senior Research Scientist, Analytical Development



2006 Sustaining Internal Growth

PEOPLE AND PROCESSES

To keep pace with its growth, a company must build its infrastructure accordingly. In 2006, Endo began implementing a multiyear plan designed to take Endo to the next level of success through focused investments in people, processes and technology.

One of the first steps in the plan included the addition of 220 new sales representatives. The sales force expansion took place in mid-2006, bringing Endo's workforce to more than 1,000 employees, compared with 167 only five years ago. Each new employee joins a culture that has been grounded in five key values since Endo's earliest days:

1. **Act with integrity.** Employees take responsibility for their actions and are encouraged to always do what is right and best for patients, customers and each other.
2. **Value all contributions.** Employees value the opinions of others, creating a climate in which people want to do their best and inspiring innovation and creativity.
3. **Respect each other.** Endo encourages diversity of thought and experience, and promotes an inclusive and collaborative environment.
4. **Reward and celebrate success.** Endo actively looks for ways to recognize its people and celebrate success together.
5. **Make a difference.** Regardless of job title or level of responsibility, each employee finds a way to make a difference in patients' lives and in the community - the true indicator of Endo's success.

To support its future growth and sustain the values-driven culture, Endo launched a concentrated effort to substantially upgrade its core processes and systems, and make investments in its employees. Once implemented, these improvements will serve as a solid backbone to sustain future growth. This process continues in 2007, with a focus on building the capabilities that directly support the business needs - now and for the future.

2007 Driving Organizational Advancement



"The advancement of our organization and our talent are two major corporate objectives for us. Our challenge is to build the core capabilities we need for today and tomorrow, while preserving the uniquely flexible operating model that has contributed to Endo's success. A core tenet of that operating model is the strategic choice to manage certain key functions externally for reasons of scalability and access to specialized expertise. We intend to build out strategically in a way that is uniquely Endo.

"As a young, high-growth company, our leadership and talent give us a competitive advantage that we intend to sustain. We are continuously recruiting highly qualified individuals throughout the organization, and we are launching talent development programs for our employees at all levels. Additionally, we are enhancing our rewards and recognition programs to create an even stronger performance-based environment where success is shared and celebrated.

"Another phase of investment in the organization - a multiyear phase - involves improving our processes and systems so that we have more sophisticated reporting and business analytics capabilities. In 2007, we have launched numerous large-scale process improvement initiatives that will provide the infrastructure essential for continued growth.

"We're building for the future. And all of these investments will ensure that we have the right people, processes and systems in place to create the Endo of tomorrow."



"I joined Endo in 2006 from a larger pharmaceutical company. I was attracted to Endo by its strong financial condition and growth prospects. At Endo, every employee has the opportunity to make a meaningful contribution to the company's success."

Voletta Santiago,
Convention Specialist

Financial Section


SEC MAIL
RECEIVED
PROCESSING
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APR 3 0 2007
185
SECTION

Endo Pharmaceutical Holdings Inc.

Table of Contents

Selected Financial Data

The consolidated financial data presented below have been derived from our audited financial statements. The selected historical consolidated financial data presented below should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data." The selected data in this section is not intended to replace the consolidated financial statements. The information presented below is not necessarily indicative of the results of our future operations. Certain prior year amounts have been reclassified to conform to the current year presentation.

Year Ended December 31,	**2006**	**2005**	**2004**	**2003**	**2002**
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net sales	$ 909,659	$ 820,164	$ 615,100	$595,608	$ 398,973
Cost of sales	201,421	186,350	140,989	135,671	98,857
Gross profit	708,238	633,814	474,111	459,937	300,116
Selling, general and administrative	340,094	211,246	179,270	298,753	144,808
Research and development	82,808	88,307	51,476	52,622	57,581
Depreciation and amortization	17,498	15,497	10,630	6,272	3,142
Loss on disposal of other intangible	—	—	3,800	—	—
Impairment of other intangible assets	31,263	5,515	—	—	—
Purchased in-process research and development	26,046	—	—	(6,966)	20,300
Manufacturing transfer fee	—	—	—	—	9,000
Operating income	210,529	313,249	228,935	109,256	65,285
Interest (income) expense, net	(23,205)	(10,995)	(2,161)	258	4,391
Income before income tax	233,734	324,244	231,096	108,998	60,894
Income tax	95,895	121,949	87,787	39,208	30,081
Net income	$ 137,839	$ 202,295	$ 143,309	$ 69,790	$ 30,813
Basic and Diluted Net Income Per Share:					
Basic	$ 1.03	$ 1.53	$ 1.09	$ 0.54	$ 0.30
Diluted	$ 1.03	$ 1.52	$ 1.08	$ 0.53	$ 0.30
Shares Used to Compute Basic Net Income Per Share	133,178	132,242	131,805	128,417	102,064
Shares Used to Compute Diluted Net Income Per Share	133,911	133,289	132,718	132,439	102,126
Cash dividends declared per share	—	—	—	—	—

As of and for the Year Ended December 31,	**2006**	**2005**	**2004**	**2003**	**2002**
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 628,085	$ 500,956	$ 278,034	$229,573	$ 56,902
Working capital	697,915	483,872	294,329	287,922	105,058
Total assets	1,396,689	1,371,678	947,491	753,880	512,972
Other long-term obligations, including capitalized leases	17,602	18,795	18,293	589	7,851
Stockholders' equity	1,040,988	843,370	655,950	567,617	352,692
Other Financial Data:					
Net cash provided by operating activities	$ 345,334	$ 284,644	$ 170,545	$217,444	$ 110,029
Net cash used in investing activities	(66,449)	(26,684)	(107,824)	(44,344)	(22,665)
Net cash used in financing activities	(151,756)	(35,038)	(14,260)	(429)	(125,819)

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with our audited consolidated financial statements and related notes thereto. Except for the historical information contained in this Report, this Report, including the following discussion, contains forward-looking statements that involve risks and uncertainties.

OVERVIEW

We are a specialty pharmaceutical company with market leadership in pain management. We are engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used primarily to treat and manage pain. According to Wolters Kluwer Health data, the total U.S. market for pain management pharmaceuticals, excluding over-the-counter products, totaled $19.7 billion in 2006. This represents an approximately 8% compounded annual growth rate since 2002. Our primary area of focus within this market is analgesics and, specifically, opioid analgesics. In 2006, analgesics were the fourth most prescribed medication in the United States with over 260 million prescriptions written for this classification. Opioid analgesics is a segment that comprised approximately 80% of the analgesic prescriptions for 2006. Total U.S. sales for the opioid analgesic segment were $7.3 billion in 2006, representing a compounded annual growth rate of 8% since 2002.

We have a portfolio of branded products that includes established brand names such as Lidoderm®, Percocet®, Frova® and Percodan®, as well as three newly launched branded products in 2006 – Opana® ER, Opana® and Synera™. Branded products comprised approximately 80% of our net sales in 2006, with 62% of our net sales coming from Lidoderm®. Our non-branded generic portfolio, which accounted for 20% of net sales in 2006, currently consists of products primarily focused in pain management, with our generic oxycodone extended-release tablets accounting for 6% of our net sales in 2006. We focus on selective generics that have one or more barriers to market entry, such as complex formulation, regulatory or legal challenges or difficulty in raw material sourcing.

We have established research and development expertise in analgesics and devote significant resources to this effort so that we can maintain and develop our product pipeline. Our late-stage branded product pipeline includes one filed sNDA, two products in Phase III clinical trials and three products in Phase II clinical trials.

We enhance our financial flexibility by outsourcing certain of our functions, including manufacturing and distribution. Currently, our primary suppliers of contract manufacturing services are Novartis Consumer Health, Inc. and Teikoku Seiyaku Co., Ltd.

Through a dedicated sales force of approximately 590 sales representatives in the United States, we market our branded pharmaceutical products to high-prescribing physicians in pain management, neurology, surgery, anesthesiology, oncology and primary care. Our sales force also targets retail pharmacies and other healthcare professionals throughout the United States.

On a continuous basis, we evaluate and, where appropriate, pursue acquisition opportunities on terms we consider favorable. In particular, we look to continue to enhance our product line by acquiring or licensing rights to additional products and compounds and therefore regularly evaluate selective acquisition and license opportunities. Such acquisitions or licenses may be carried out through the purchase of assets, joint ventures and licenses or by acquiring other companies. Currently, however, we have no binding commitment related to any acquisitions.

Our wholly-owned subsidiary, Endo Pharmaceuticals Inc., commenced operations in 1997 by acquiring certain pharmaceutical products, related rights and assets of The DuPont Merck Pharmaceutical Company, which subsequently became DuPont Pharmaceuticals Company and was thereafter purchased by the Bristol-Myers Squibb Pharma Company in 2001. Endo Pharmaceuticals Inc. was formed by some members of the then-existing management of DuPont Merck and an affiliate of Kelso & Company, who were also parties to the purchase agreement, under which we acquired these initial assets. We were incorporated in Delaware as a holding company on November 18, 1997.

Recent Developments

In January 2007, the Company and Penwest entered into an amendment (the 2007 Amendment) to the 2002 amended and restated strategic alliance agreement between the parties (the 2002 Agreement). Under the terms of the 2007 Amendment, Endo and Penwest agreed to restructure the 2002 Agreement to provide that royalties payable to Penwest for U.S. sales of Opana® ER will be calculated based on net sales of the product rather than on operating profit, and to change certain other provisions of the 2002 Agreement. The 2007 Amendment also resolves the parties' ongoing disagreement with regard to sharing of marketing expenses during the period prior to when Opana® ER reaches profitability. The key financial terms of the 2007 Amendment are summarized as follows:

- With respect to U.S. sales of Opana® ER, the Company's royalty payments to Penwest will be calculated starting at 22% of annual net sales of the product, and, based on agreed-upon levels of annual net sales achieved, the royalty rate can increase to a maximum of 30%.
- No royalty payments will be due to Penwest for the first $41 million of royalties that would otherwise have been payable beginning from the time of the product launch in July 2006.
- Penwest is entitled to receive milestone payments of up to $90 million based upon the achievement of certain agreed-upon annual sales thresholds.

- As noted above, in 2003, Penwest opted out of funding of the development costs for Opana® ER. Under the 2002 Agreement between the parties, the Company was entitled to recoup Penwest's share of these development costs through a temporary adjustment in royalties. Under the 2007 Amendment, the parties have agreed that Penwest's share of these unfunded development costs will be fixed at $28 million and will be recouped by the Company through a temporary 50% reduction in royalties payable to Penwest. This temporary reduction in royalties will not apply until the threshold for the royalty holiday referred to above has been met.

In January 2007, following an assessment of the status of DepoDur®, we announced that we notified SkyePharma PLC of our intent to terminate our development and commercialization agreement for this product and, in February 2007, entered into a termination agreement with SkyePharma whereby the Development and Marketing Strategic Alliance Agreement will terminate in its entirety on March 31, 2007. In order to provide for the continued commercial support of the DepoDur® product and the transition of such product to SkyePharma on March 31, 2007, Endo will continue to provide a number of services and undertake certain activities. Specifically, Endo will use commercially reasonable efforts to maintain and continue all U.S. commercial activities in support of DepoDur® through March 31, 2007, and at SkyePharma's option, on a month-to month basis after March 31, 2007 but not beyond June 30, 2007; and support and/or undertake the transition of certain Endo functions and activities (including third party activities) to SkyePharma that are useful and necessary for SkyePharma to assume commercial and related responsibilities for DepoDur® in the U.S. During the year ended December 31, 2006, as a result of the continued lack of commercial success of DepoDur®, we recorded an impairment charge of $14.8 million related to the remaining unamortized portion of our SkyePharma intangible asset.

In January 2007, we received a subpoena issued by the OIG. The subpoena requests documents relating to Lidoderm® (lidocaine patch 5%), primarily with regard to Lidoderm's® sales, marketing, and promotion, and the Company's knowledge of physicians' use of Lidoderm® for non-indicated uses. We are cooperating with the government to provide the requested documents.

In December 2006, we announced the appointment of Charles A. Rowland, Jr. as Executive Vice President, Chief Financial Officer and Treasurer. Mr. Rowland has more than 20 years of pharmaceutical industry experience, including senior-level positions at Pharmacia Corp., Novartis and Bristol-Myers Squibb and most recently as Senior Vice President and Chief Financial Officer of Biovail Pharmaceuticals, Inc., a specialty pharmaceutical company. In his new role, Mr. Rowland will be responsible for all aspects of Endo's financial and accounting operations, as well as corporate communications.

In December 2006, we submitted a Citizen Petition with the U.S. Food and Drug Administration requesting that the FDA apply existing bioequivalence regulations to any ANDA seeking regulatory approval of a generic drug product that references Endo's Lidoderm®. On October 17, 2006, Endo became aware that, in response to an independent inquiry, the FDA's Office of Generic Drugs (OGD) had proposed that a study of blood levels of lidocaine should be used as the key measure in proving bioequivalence of a generic version of Lidoderm®. This petition emphasizes that this proposed new standard deviates from applicable regulations and OGD's past practices, both of which contemplate demonstration of bioequivalence for a topically acting product like Lidoderm® through a comparative clinical efficacy study. Lidoderm®, as a topical patch and not a systemic patch, acts at the site of application. As such, blood levels of the active ingredient, lidocaine, cannot be used as the key measure in proving bioequivalence. To appropriately assess the efficacy and safety of any generic version of Lidoderm®, Endo believes that it is critical that the FDA require any ANDA satisfy the regulations by following these additional criteria to those that FDA has proposed:

- An applicant attempting to demonstrate bioequivalence of its generic product to Lidoderm® must conduct comparative clinical studies demonstrating identical safety and efficacy between the generic version and Lidoderm® and
- An applicant relying on Lidoderm® as its Reference Listed Drug must show that its product produces the same local analgesic effect as Lidoderm® without producing a complete sensory block, in order to assure that the generic product has the same labeling, efficacy and safety profile as Lidoderm®.

In October 2006, the Company acquired all of the outstanding stock of RxKinetix, Inc., a privately held company headquartered in Boulder, Colorado, that develops new formulations of FDA-approved compounds for oral mucositis and other supportive care oncology conditions. The purchase price included an up-front payment of $20 million, with the potential for up to an additional $95 million in contingent earn-out payments based on clinical development and regulatory milestones.

On June 7, 2005, the U.S. Court of Appeals for the Federal Circuit in Washington, D.C. affirmed the district court's decision that, while Endo's oxycodone extended-release tablets (a bioequivalent version of Purdue's OxyContin®) infringe the Purdue patents, the patents are unenforceable. On June 21, 2005, Purdue filed a petition with the Federal Circuit seeking rehearing of the appeal. On February 1, 2006, the Federal Circuit granted Purdue's motion for rehearing, vacated the June 7, 2005 decision of the district court, and remanded the case to the district court for further proceedings. The Federal Circuit's decision on rehearing directed the district court to give further consideration to its previous finding of unenforceability due to inequitable conduct. The Federal Circuit also affirmed the district court's finding that EPI's oxycodone extended-release tablets infringe the Purdue patents. Following the remand, we entered into settlement discussions with Purdue. On August 28, 2006, we executed a settlement agreement with Purdue pursuant to which we continued selling our oxycodone extended-release products until December 31, 2006. We and EPI, as well as our manufacturers, distributors, purchasers, and patients, were released from all liability for infringement of Purdue's patents in connection with EPI's prior and future sales of these products. On October 6, 2006, the district court entered a Consent Judgment, the effect of which is to conclude the litigation in accordance with the terms of the settlement agreement. See "Item 3. Legal Proceedings" for further information.

Our former Executive Vice President, Chief Financial Officer and Treasurer Jeffrey R. Black retired in August 2006. In August 2006, we appointed Joyce LaViscount, Vice President of Financial Analysis and Planning, as our Chief Accounting Officer pursuant to regulatory requirements.

On July 19, 2006, we and Vernalis plc announced that we had submitted to the FDA a sNDA for Frova® (frovatriptan succinate) 2.5 mg tablets for the short-term (six days per menstrual cycle) prevention of menstrual migraine (MM). This sNDA for Frova® is supported by data from four studies, including two Phase III studies examining the efficacy and safety of once- and twice-daily dose regimens of Frova® in the short-term prevention of MM, that both met their primary efficacy end-points a pharmacokinetics and tolerability study of once- and twice-daily dosing of Frova®, and a 12-month open-label safety study evaluating a six-day dosing regimen of Frova® in 525 women. If the sNDA is approved by the FDA, Frova® will be the only triptan indicated in the U.S. for the prevention of MM. The FDA has confirmed May 19, 2007 as the review completion date. Currently, Frova® is FDA-approved for the acute treatment of migraine attacks with or without aura in adults where a clear diagnosis of migraine has been established.

On March 15, 2006, Brian T. Clingen and Michael W. Mitchell resigned from our board of directors in order to devote more time to their respective current activities. In addition, Michael B. Goldberg and David I. Wahrhaftig, both managing directors of Kelso, also resigned from our board of directors effective on the same date; these resignations are consistent with Kelso's practice of not having its partners serve on the boards of directors of public companies unless Kelso's level of beneficial stock ownership in the Company is significant and warrants such participation. Following such resignations, our board of directors had seven board members, including John J. Delucca who was appointed on January 6, 2006 (see below) to replace Endo board member Frank J. Loverro, a managing director of Kelso, who resigned as a board member on that date. On April 20, 2006, we announced the appointment of Michel de Rosen to our Board of Directors. An independent, outside director, Mr. de Rosen is also a member of the Nominating & Governance Committee of the Board of Directors. Mr. de Rosen has served as the chairman of the board of directors of ViroPharma Incorporated since September 2002, president and chief executive officer since August 2000, and as a director since May 2000. From 1993 to 1999, Mr. de Rosen held several key positions in Rhone-Poulenc Pharma and Rhone-Poulenc Rorer (now Sanofi-Aventis), including chairman and chief executive officer from May 1995 until December 1999. Mr. de Rosen began his career at the French Ministry of Finance and subsequently served in several leading government positions. Mr. de Rosen also served in various executive roles in industry prior to 1993.

Mr. de Rosen also is a director of ABB Ltd. On August 9, 2006, we announced the appointment of George F. Horner III to our board of directors. Mr. Horner, the former chief executive officer and director of Vicuron Pharmaceuticals Inc. and current President and Chief Executive Officer of Prestwick Pharmaceuticals, Inc., replaced Joseph T. O'Donnell, Jr., who resigned. Mr. O'Donnell, who had served on the Endo board since 2000, had to relinquish his directorship due to a change in employment that precluded him from serving on other corporate boards. Mr. Horner has also been appointed as a member of the Compensation and Audit Committees of the Board of Directors. We continue to have an active process to identify potential candidates qualified to serve as members of our board of directors and may propose such persons for election or appointment in the future.

On January 6, 2006, we announced the appointment of John J. Delucca to our Board of Directors. An independent, outside director, Mr. Delucca also has been appointed as a member of the Compensation Committee and the Chairman of the Audit Committee of the Board of Directors. He replaced Frank J. Loverro, a managing director of Kelso & Company, who had been a member of the Board since July 2000 and who resigned on January 6, 2006. Mr. Delucca, 62, was executive vice president and chief financial officer of the REL Consultancy Group until his retirement in 2004. Prior to that, he served as chief financial officer and executive vice president, finance & administration, of Coty, Inc., from 1999 to 2002. From 1993 to 1999, he was senior vice president and treasurer of RJR Nabisco, Inc. During his career, he also served in executive positions for Hascoe Associates, Inc., The Lexington Group, the Trump Group, International Controls Corp., and Textron, Inc. Mr. Delucca is currently a non-executive director and chairs the audit committees of ITC Deltacom, Enzo Biochem, Inc. and The Elliot Company. He also serves as a non-executive director and deputy chairman of the audit committee of British Energy PLC.

In January 2006, the Company completed a public offering of 15,000,000 shares of its common stock by certain of its stockholders. All of these shares were already issued and outstanding, except for approximately 40,000 shares representing shares underlying outstanding stock options. Endo Pharma LLC sold the majority of the shares sold. Certain current and former members of management have an ownership interest in Endo Pharma LLC. Shares were also sold by certain current and former members of management and certain current and former members of the Board of Directors of the Company. In March 2006, the Company completed a public offering of 10,510,108 shares of its common stock by certain of its stockholders. All of these shares were already issued and outstanding, except for approximately 26,250 shares representing shares underlying outstanding stock options. Endo Pharma LLC sold the majority of the shares sold. Shares were also sold by certain current and former members of management and certain current and former members of the Board of Directors of the Company. Following completion of these offerings and other option exercises during 2006, Endo Pharma LLC holds less than 1% of Endo's outstanding common stock.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

To understand our financial statements, it is important to understand our critical accounting policies and estimates. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are required in the determination of revenue recognition and sales deductions for estimated chargebacks, rebates, sales incentives and allowances, certain royalties, distribution service fees, returns and losses. Significant estimates and assumptions are also required in the appropriateness of capitalization and amortization periods for identifiable intangible assets, inventories and related inventory reserves, the potential impairment of goodwill and other intangible assets, income taxes, contingencies and stock-based compensation. Some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates. For any given individual estimate or assumption made by us, there may also be other estimates or assumptions that are reasonable. Although we believe that our estimates and assumptions are reasonable, they are based upon information available at the time the estimates and assumptions were made. Actual results may differ significantly from our estimates. Our most critical accounting policies and estimates are described below:

Revenue Recognition

Our net sales consist of revenues from sales of our pharmaceutical products, less estimates for chargebacks, rebates, sales incentives and allowances, certain royalties, distribution service fees, returns and losses. We recognize revenue for product sales when title and risk of loss has passed to the customer, which is typically upon delivery to the customer, when estimated provisions for chargebacks, rebates, sales incentives and allowances, certain royalties, distribution service fees, returns and losses are reasonably determinable, and when collectibility is reasonably assured. Revenue from the launch of a new or significantly unique product, for which we are unable to develop the requisite historical data on which to base estimates of returns, due to the uniqueness of the therapeutic area or delivery technology as compared to other products in our portfolio and in the industry, may be deferred until such time that an estimate can be determined and all of the conditions above are met and when the product has achieved market acceptance, which is typically based on dispensed prescription data and other information obtained during the period following launch.

Decisions made by wholesaler customers and large retail chain customers regarding the levels of inventory they hold (and thus the amount of product they purchase from us) can materially affect the level of our sales in any particular period and thus may not correlate to the number of prescriptions written for our products based on external third-party data. We believe that speculative buying of product, particularly in anticipation of possible price increases, has been the historic practice of many pharmaceutical wholesalers. Over the past two years, our wholesaler customers, as well as others in the industry, began modifying their business models from arrangements where they derive profits from the management of various discounts and rebates, to arrangements where they charge a fee for their services. In connection with this new wholesaler business model we have entered into distribution service agreements (or DSAs) with three of our wholesaler customers. These agreements, which pertain to branded products only, obligate the wholesalers to provide us with specific services, including the provision of periodic retail demand information and current inventory levels for our branded products held at their warehouse locations; additionally, under these DSAs, the wholesalers have agreed to manage the variability of their purchases and inventory levels within specified limits based on product demand.

As of December 31, 2006, we received information from our two largest U.S. wholesaler customers about the levels of inventory they held for our branded products. Based on this information, which we have not independently verified, we believe that total branded inventory held at these wholesalers is within normal levels. In addition, we also evaluate market conditions for products primarily through the analysis of wholesaler and other third party sell-through and market research data, as well as internally-generated information. We believe sales recorded for the year ended December 31, 2006 were generally representative of underlying demand for the products.

Sales Deductions

When we recognize revenue from the sale of our products, we simultaneously record an adjustment to revenue for estimated chargebacks, rebates, sales incentives and allowances, certain royalties, DSA fees, returns and losses. These provisions, as described in greater detail below, are estimated based on historical experience, estimated future trends, estimated customer inventory levels, current contract sales terms with our wholesale and indirect customers and other competitive factors.

If the assumptions we used to calculate these adjustments do not appropriately reflect future activity, our financial position, results of operations and cash flows could be materially impacted.

The following table presents the activity and ending balances for our product sales provisions for the last three years (in thousands):

	Returns	Rebates	Chargebacks	Other Sales Deductions	Total
Balance at January 1, 2004	$ 22,698	$ 44,784	$ 28,304	$ 1,786	$ 97,572
Current year provision	25,582	107,475	211,904	22,371	367,332
Prior year provision	(1,388)	(4,229)	—	—	(5,617)
Payments or credits	(25,243)	(97,257)	(199,918)	(19,707)	(342,125)
Balance at December 31, 2004	$ 21,649	$ 50,773	$ 40,290	$ 4,450	$ 117,162
Current year provision	23,391	191,220	325,392	52,858	592,861
Prior year provision	(4,004)	(7,759)	—	—	(11,763)
Payments or credits	(19,821)	(138,669)	(314,874)	(41,970)	(515,334)
Balance at December 31, 2005	$ 21,215	$ 95,565	$ 50,808	$ 15,338	$ 182,926
Current year provision	22,780	171,185	416,852	33,254	644,071
Prior year provision	1,193	(4,709)	(1,614)	—	(5,130)
Payments or credits	(25,078)	(189,228)	(432,118)	(42,720)	(689,144)
Balance at December 31, 2006	$ 20,110	$ 72,813	$ 33,928	$ 5,872	$ 132,723

Returns

Our provision for returns consists of our estimates of future product returns, pricing adjustments and delivery errors. Consistent with industry practice, we maintain a return policy that allows our customers to return product within a specified period of time both prior and subsequent to the product's expiration date. Our return policy allows customers to receive credit for expired products within six months prior to expiration and within one year after expiration. The primary factors we consider in estimating our potential product returns include:

- the shelf life or expiration date of each product;
- historical levels of expired product returns;
- external data with respect to inventory levels in the wholesale distribution channel;
- external data with respect to prescription demand for our products; and
- estimated returns liability to be processed by year of sale based on analysis of lot information related to actual historical returns.

In determining our estimates for returns, we are required to make certain assumptions regarding the timing of the introduction of new products and the potential of these products to capture market share. In addition, we make certain assumptions with respect to the extent and pattern of decline associated with generic competition. To make these assessments we utilize market data for similar products as analogs for our estimations. We use our best judgment to formulate these assumptions based on past experience and information available to us at the time. We continually reassess and make the appropriate changes to our estimates and assumptions as new information becomes available to us.

Our estimate for returns may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. When we are aware of an increase in the level of inventory of our products in the distribution channel, we consider the reasons for the increase to determine if the increase may be temporary or other-than-temporary. Increases in inventory levels assessed as temporary will not result in an adjustment to our provision for returns. Other-than-temporary increases in inventory levels, however, may be an indication that future product returns could be higher than originally anticipated and, accordingly, we may need to adjust our estimate for returns. Some of the factors that may be an indication that an increase in inventory levels will be temporary include:

- recently implemented or announced price increases for our products; and
- new product launches or expanded indications for our existing products.

Conversely, factors that may be an indication that an increase in inventory levels will be other-than-temporary include:

- declining sales trends based on prescription demand;
- recent regulatory approvals to extend the shelf life of our products, which could result in a period of higher returns related to older product with the shorter shelf life;
- introduction of new product or generic competition;
- increasing price competition from generic competitors; and
- recent changes to the National Drug Codes ("NDCs") of our products, which could result in a period of higher returns related to product with the old NDC, as our customers generally permit only one NDC per product for identification and tracking within their inventory systems.

Rebates

We establish contracts with wholesalers, chain stores and indirect customers that provide for rebates, sales incentives, DSA fees, and other allowances. Some customers receive rebates upon attaining established sales volumes. We estimate rebates, sales incentives and other allowances based upon the terms of the contracts with our customers, historical experience, estimated inventory levels of our customers and estimated future trends. Our rebate programs can generally be categorized into the following four types:

- direct rebates;

- indirect rebates;
- managed care rebates; and
- Medicaid and Medicare Part D rebates.

Direct rebates are generally rebates paid to direct purchasing customers based on a percentage applied to a direct customer's purchases from us, including DSA fees paid to wholesalers under our DSA agreements, as described above. Indirect rebates are rebates paid to "indirect customers" which have purchased our products from a wholesaler under a contract with us.

We are subject to rebates on sales made under governmental and managed-care pricing programs. In estimating our provisions for these types of rebates, we consider relevant statutes with respect to governmental pricing programs and contractual sales terms with managed-care providers and group purchasing organizations. We estimate an accrual for managed-care, Medicaid and Medicare Part D rebates as a reduction of revenue at the time product sales are recorded. These rebate reserves are estimated based upon the historical utilization levels, historical payment experience, historical relationship to revenues and estimated future trends. Changes in the level of utilization of our products through private or public benefit plans and group purchasing organizations will affect the amount of rebates that we owe.

We participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating government entities. Medicaid rebates are amounts owed based upon contractual agreements or legal requirements with public sector (Medicaid) benefit providers, after the final dispensing of the product by a pharmacy to a benefit plan participant. Medicaid reserves are based on expected payments, which are driven by patient usage, contract performance, as well as field inventory that will be subject to a Medicaid rebate. Medicaid rebates are typically billed up to 180 days after the product is shipped, but can be as much as 270 days after the quarter in which the product is dispensed to the Medicaid participant. As a result, our Medicaid rebate provision includes an estimate of outstanding claims for end-customer sales that occurred but for which the related claim has not been billed, and an estimate for future claims that will be made when inventory in the distribution channel is sold through to plan participants. Our calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Periodically, we adjust the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual may incorporate revisions of this provision for several periods. Medicaid pricing programs involve particularly difficult interpretations of statutes and regulatory guidance, which are complex and thus our estimates could differ from actual experience.

We continually update these factors based on new contractual or statutory requirements, and significant changes in sales trends that may impact the percentage of our products subject to rebates.

Chargebacks

The provision for chargebacks is one of the most significant and the most complex estimate used in the recognition of our revenue. We market and sell products directly to wholesalers, distributors, warehousing pharmacy chains, and other direct purchasing groups. We also market products indirectly to independent pharmacies, non-warehousing chains, managed care organizations, and group purchasing organizations, collectively referred to as "indirect customers." We enter into agreements with some indirect customers to establish contract pricing for certain products. These indirect customers then independently select a wholesaler from which to purchase the products at these contracted prices. Alternatively, we may pre-authorize wholesalers to offer specified contract pricing to other indirect customers. Under either arrangement, we provide credit to the wholesaler for any difference between the contracted price with the indirect customer and the wholesaler's invoice price. Such credit is called a chargeback. The primary factors we consider in developing and evaluating our provision for chargebacks include:

- the average historical chargeback credits;
- estimated future sales trends; and
- an estimate of the inventory held by our wholesalers, based on internal analysis of a wholesaler's historical purchases and contract sales.

Other sales deductions

We offer our customers 2% prompt pay cash discounts. Provisions for prompt pay discounts are estimated and recorded at the time of sale. We estimate provisions for cash discounts based on contractual sales terms with customers, an analysis of unpaid invoices and historical payment experience. Estimated cash discounts have historically been predictable and less subjective, due to the limited number of assumptions involved, the consistency of historical experience and the fact that we generally settle these amounts within thirty to sixty days.

Shelf-stock adjustments are credits issued to our customers to reflect decreases in the selling prices of our products. These credits are customary in the industry and are intended to reduce a customer's inventory cost to better reflect current market prices. The determination to grant a shelf-stock credit to a customer following a price decrease is at our discretion rather than contractually required. The primary factors we consider when deciding whether to record a reserve for a shelf-stock adjustment include:

- the estimated number of competing products being launched as well as the expected launch date, which we determine based on market intelligence;

- the estimated decline in the market price of our product, which we determine based on historical experience and input from customers; and,
- the estimated levels of inventory held by our customers at the time of the anticipated decrease in market price, which we determine based upon historical experience and customer input.

Royalties

Royalties represent amounts accrued pursuant to the license agreement with Hind Healthcare Inc. (Hind). Royalties, payable to Hind, are recorded as a reduction to net sales due to the nature of the license agreement and the characteristics of the license involvement by Hind in Lidoderm®. Royalties are paid to Hind at a rate of 10% of net sales of Lidoderm®.

Inventories

Inventories consist of finished goods held for distribution, raw materials and work-in-process. Our inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. We write down inventories to net realizable value based on forecasted demand and market conditions, which may differ from actual results.

Goodwill and Other Intangibles

Goodwill and other intangibles represent a significant portion of our assets and stockholders' equity. As of December 31, 2006, goodwill and other intangibles comprised approximately 19% of our total assets and 25% of our stockholders' equity. SFAS No. 142, *Goodwill and Other Intangible Assets*, prescribes a two-step method for determining goodwill impairment. In the first step, we determine the fair value of our one reporting unit. If the net book value of our reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of our reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. An impairment charge will be recognized only when the implied fair value of our reporting unit's goodwill is less than its carrying amount. As a result of the significance of goodwill, our results of operations and financial position in a future period could be negatively impacted should an impairment of goodwill occur.

We have one reportable segment, pharmaceutical products. Goodwill arose as a result of the August 26, 1997 acquisition of certain branded and generic pharmaceutical products, related rights and certain assets of the then DuPont Merck Pharmaceutical Company (n/k/a Bristol-Myers Squibb Pharma Company) and the July 17, 2000 acquisition of Algos. Although goodwill arose in two separate transactions, the components of our operating segment have been integrated and are managed as one reporting unit. Our components extensively share assets and other resources with the other components of our business and have similar economic characteristics. Accordingly, the components of our business have been aggregated into one reporting unit and are evaluated as such for goodwill impairment. Goodwill is evaluated for impairment on an annual basis on January 1st of each year unless events or circumstances indicate that an impairment may have occurred between annual dates. On January 1, 2007 and 2006, our goodwill was evaluated for impairment and, based on the fair value of our reporting unit, no impairment was identified.

The cost of licenses are either expensed immediately or, if capitalized, are stated at cost, less accumulated amortization and are amortized using the straight-line method over their estimated useful lives ranging from ten to twenty years, with a weighted average useful life of approximately 16 years. We determine amortization periods for licenses based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired rights. Such factors include the expected launch date of the product, the strength of the intellectual property protection of the product and various other competitive, developmental and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the useful life of the license and an acceleration of related amortization expense, which could cause our operating income, net income and earnings per share to decrease. The value of these licenses is subject to continuing scientific, medical and marketplace uncertainty. Patents acquired in the Algos merger are stated at cost, less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives of seventeen years.

Licenses and patents are assessed for impairment, in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144), whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. The impairment testing involves comparing the carrying amount of the asset to the forecasted undiscounted future cash flows of the product. In the event the carrying value of the asset exceeds the undiscounted future cash flows of the product and the carrying value is not considered recoverable, an impairment exists. An impairment loss is measured as the excess of the asset's carrying value over its fair value, generally calculated using a discounted future cash flow method. An impairment loss would be recognized in net income in the period that the impairment occurs. Events giving rise to impairment are an inherent risk in the pharmaceutical industry and cannot be predicted. As a result of the significance of our amortizable intangibles, any recognized impairment loss could have a material adverse impact on our financial position and/or results of operations. During the year ended December 31, 2006, due to the delay in the anticipated commercial success of DepoDur® and Synera™, we evaluated our SkyePharma and ZARS intangible assets for impairment and determined that an impairment did exist for each intangible asset. We recorded impairment losses of approximately $31.3 million during the year ended December 31, 2006 with respect to these intangible assets.

Our goodwill and other intangible assets consist of the following at December 31, 2006 and December 31, 2005, respectively (in thousands):

	December 31, 2006	December 31, 2005
Goodwill	$181,079	$181,079
Amortizable Intangibles:		
Licenses	$ 94,621	$112,100
Patents	3,200	3,200
	97,821	115,300
Less accumulated amortization	(19,775)	(16,235)
Other Intangibles, net	$ 78,046	$ 99,065

Changes in the gross carrying amount of licenses for the two years ended December 31, 2006 were as follows (in thousands):

	Licenses
Balance at January 1, 2005	$123,600
Noven impairment	(6,500)
SkyePharma payment	(5,000)
Balance at December 31, 2005	$112,100
Synera acquisition	19,000
DepoDur® impairment	(20,000)
Synera™ impairment	(16,479)
Balance at December 31, 2006	$ 94,621

As of December 31, 2006, estimated amortization of intangibles for the five fiscal years subsequent to December 31, 2006 is as follows (in thousands):

2007	$6,209
2008	6,209
2009	6,209
2010	6,209
2011	6,209

Income Taxes

Provisions for income taxes are calculated on reported pre-tax income based on current tax laws, statutory tax rates and available tax incentives and planning opportunities in various jurisdictions in which we operate. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. We establish reserves for income tax when, despite the belief that our tax positions are fully supportable, there remain certain positions that may be challenged and possibly disallowed by various authorities. The tax provision and related accruals include the impact of such reasonably estimable losses as deemed appropriate. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could effect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings.

Contingencies

The Company is subject to various patent, product liability, government investigations and other legal proceedings in the ordinary course of business. Legal fees and other expenses related to litigation are expensed as incurred and included in selling, general and administrative expenses. Contingent accruals are recorded when the Company determines that a loss related to a litigation matter is both probable and reasonably estimable. Due to the fact that legal proceedings and other contingencies are inherently unpredictable, our assessments involve significant judgments regarding future events.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations ("APB 25"), as permitted by FASB Statement No. 123, *Accounting for Stock-Based Compensation*. No stock-based employee compensation cost was recognized in the Statement of Operations for the years ended December 31, 2005 and 2004. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), *Share-Based Payment*, using the modified-prospective-transition method. Under that transition method, compensation cost recognized during the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1,

2006, based on the grant-date fair value estimated in accordance with the provisions of Statement No. 123(R). Results for prior periods have not been restated.

As a result of adopting Statement No. 123(R) on January 1, 2006, the Company's income before income tax and net income for the year ended December 31, 2006, are $12.4 million ($10.9 million in selling, general and administrative expenses and $1.5 million in research and development expenses) and $7.6 million lower, respectively, than if it had continued to account for share-based compensation under APB 25. Basic and diluted net income per share for the year ended December 31, 2006 are both $0.06 lower than if the Company had not adopted Statement No. 123(R). This impact of adopting Statement No. 123(R) does not include approximately $20 million in stock compensation charges related to the 809,893 options granted during the year ended December 31, 2006 under the Endo Pharma LLC plans as the stock-based compensation charge for this particular grant would have been identical under APB 25 and Statement No. 123(R). See the disclosures under Note 16. Related Party Transactions, included in the consolidated financial statements in Part IV, Item 15 of this Report for further information.

For all of the Company's stock-based compensation plans, the fair value of each grant was estimated at the date of grant using the Black-Scholes option-pricing model. Black-Scholes utilizes assumptions related to volatility, the risk-free interest rate, the dividend yield (which is assumed to be zero, as the Company has not paid cash dividends to date and does not currently expect to pay cash dividends) and the expected term of the option. Expected volatilities utilized in the model are based mainly on the historical volatility of the Company's stock price and other factors. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The expected term of the option was calculated using the simplified method. Changes in the inputs and assumptions can materially affect the measure of the estimated fair value of our employee stock options. Also, the accounting estimate of stock-based compensation expense is reasonably likely to change from period to period as further stock options are granted and adjustments are made for stock option forfeitures and cancellations. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company's employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company's employee stock options. Although the fair value of employee stock options has been determined in accordance with SFAS 123(R), using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

As of December 31, 2006, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $29.2 million. The weighted average remaining requisite service period of the non-vested stock options was 2.6 years. This unrecognized compensation cost does not include the impact of any future stock-based compensation awards.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2006

Our quarterly and annual results have fluctuated in the past, and may continue to fluctuate. These fluctuations are primarily due to the timing of new product launches, purchasing patterns of our customers, market acceptance of our products, the impact of competitive products and pricing as well as charges incurred for compensation related to stock options and compensation paid by Endo Pharma LLC, impairment of intangible assets, purchased in-process research and development charges and certain upfront, milestone and certain other payments made or accrued pursuant to licensing agreements.

Net Sales

The following table displays our net sales by product category and as a percentage of total net sales for the years ended December 31, 2006, 2005 and 2004 (dollars in thousands):

	Years Ended December 31					
	2006		2005		2004	
	$	%	$	%	$	%
Lidoderm®	566,785	62	419,418	51	309,230	50
Percocet®	102,707	11	110,700	13	86,510	14
Frova®	40,564	5	38,096	5	11,449	2
Opana® ER and Opana®	6,845	1	—	—	—	—
DepoDur®	2,993	—	3,931	1	—	—
Other brands	11,034	1	11,098	1	15,481	3
Total brands	730,928	80	583,243	71	422,670	69
Generic oxycodone extended-release tablets	57,075	6	113,969	14	—	—
Other generics	121,656	14	122,952	15	192,430	31
Total generics	178,731	20	236,921	29	192,430	31
Total net sales	909,659	100	820,164	100	615,100	100

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Net Sales. Net sales for the year ended December 31, 2006 increased to $909.7 million from $820.2 million in the comparable 2005 period. This increase in net sales was primarily due to increased sales of Lidoderm®, as well as initial sales of Opana® and Opana® ER , which were launched in the second half of 2006. These increases were partially offset by the reduction in sales of our generic oxycodone extended-release tablets as well as reduced sales for Percocet®. Net sales of Lidoderm® increased to $566.8 million from $419.4 million in the comparable 2005 period due to the continued prescription growth of the product. We believe the continued growth of Lidoderm® is driven by the product's proven clinical effectiveness combined with incremental promotional support generated by the expansion of our sales force in 2006. In addition, we have benefited from a shift in enrollees, based on estimated patient enrollment, from Medicaid to Medicare under Medicare Part D, which resulted in a net decrease in the relevant rebate accruals. Sales of our generic oxycodone extended-release tablets decreased to $57.1 million from $114.0 million in the comparable 2005 period. After the expiration of our marketing exclusivity period on December 5, 2005, several competitors launched bioequivalent versions of the 10mg, 20mg and 40mg strengths of OxyContin®. The entrance of these competitors reduced our market share for bioequivalent versions of OxyContin®. In addition, in August 2006, we announced that we had reached an agreement with Purdue to settle long-running litigation claiming that our oxycodone extended-release tablets, 10mg, 20mg, 40mg, and 80mg, bioequivalent versions of Purdue's OxyContin®, infringe Purdue's patents. Pursuant to the settlement, we discontinued selling our oxycodone extended-release products effective December 31, 2006. Net sales of our other generic products decreased to $121.7 million from $123.0 million in the comparable 2005 period. Continued generic competition has decreased both our market share as well as the price of these other generic products. Generic competition with our products may have a material impact on our results of operations and cash flows in the future. Due primarily to the expected increases in the net sales of Lidoderm® and Opana® ER and Opana® partially offset by the discontinuation of sales of our generic oxycodone extended-release tablets, we expect net sales in 2007 to be approximately $1.025 billion and $1.050 billion. There can be no assurance of Endo achieving these results.

Gross Profit. Gross profit for the year ended December 31, 2006 increased to $708.2 million from $633.8 million in the comparable 2005 period. Gross profit margins increased to 78% from 77%. This increase is primarily attributable to a shift in enrollees, based on estimated patient enrollment, from Medicaid to Medicare under Medicare Part D, as noted above. We expect the full-year 2007 gross profit margin to be essentially unchanged from 2006.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2006 increased to $340.1 million from $211.2 million in the comparable 2005 period. The year-over-year increase is due to stock and cash compensation expense and the related employer payroll taxes of approximately $41.3 million, which was funded entirely by Endo Pharma LLC and are related to the one-time stock and cash bonuses Endo Pharma LLC awarded to certain of our current and former executives (see the disclosures under Note 16. Related Party Transactions, included in the consolidated financial statements in Part IV, Item 15 of this Report for further information), as well as the recording of stock-based compensation expense of approximately $10.9 million as a result of the adoption of SFAS 123(R) on January 1, 2006. In addition, we escalated our sales and promotional efforts in 2006 over the comparable 2005 period due to our continued investment in our commercial business and our infrastructure to support our products and pipeline, including the addition of approximately 220 sales representatives and the pre-launch and launch expenses for Opana® ER and Opana®. During 2007, selling, general and administrative expenses are expected to rise, excluding the Endo Pharma LLC items noted above, due to increased promotional support behind Endo's key on-market products, including the full-year impact of the expansion of the sales force that occurred in the second half of 2006, combined with continuing investments in infrastructure to support Endo's long-term growth objectives.

Research and Development Expenses. Research and development expenses for the year ended December 31, 2006 decreased to $82.8 million from $88.3 million in the comparable 2005 period. This decrease is primarily attributable to the year-over-year difference in up-front license fees and milestone payments expensed during 2006 compared to 2005. During the year ended December 31, 2005, we expensed $20 million related to the up-front license fees for the topical ketoprofen patch and the transdermal sufentanil patch as well as $7.3 million in milestone payments related to Rapinyl™. In comparison, during the year ended December 31, 2006, we expensed milestone payments of $10.2 million related to the transdermal sufentanil patch and Rapinyl™. In addition, we incurred increased expenditures in 2006 related to the continuing clinical development of Rapinyl™, our topical ketoprofen patch and our transdermal sufentanil patch. In 2007, we expect to direct the majority of our incremental research and development spending on the ongoing clinical trials for Rapinyl™, the topical ketoprofen patch, the transdermal sufentanil patch and EN 3285, our oral rinse for the treatment of oral mucositis obtained through our acquisition of RxKinetix in October 2006. Additionally, we expect to increase our investment in post-marketing clinical studies in support of our on-market products.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2006 increased to $17.5 million from $15.5 million in the comparable 2005 period primarily due to an increase in amortization expense as a result of Synera™ license rights acquired in 2006 and an increase in depreciation expense as a result of an increase in capital expenditures. We expect depreciation to continue to increase as we increase our capital expenditures on our infrastructure and for new office and lab space and amortization expense may increase in the future as we continue to license in products and technologies.

Impairment of Other Intangible Assets. During the year ended December 31, 2006, due to the delay in the anticipated commercial success of DepoDur® and Synera™, we evaluated our SkyePharma and ZARS intangible assets for impairment and determined that an impairment did exist for each intangible asset. We recorded impairment losses of approximately $31.3 million during the year ended December 31, 2006 with respect to these intangible assets. For the year ended December 31, 2005, the impairment of other intangible assets is due to the FDA's decision not to approve Noven's ANDA for its developmental transdermal fentanyl patch and represents the unamortized portion of the upfront license fee that we paid Noven in February 2004.

Purchased In-Process Research and Development. Purchased in-process research and development for the year ended December 31, 2006 of $26.0 million resulted from the estimated fair value of tangible and intangible assets to be used in research and development activities that we acquired from RxKinetix in October 2006. The amount of purchased in-process research and development recorded may increase or decrease in future periods subject to the amount of contingent consideration that may be paid upon the achievement of certain developmental and regulatory milestones.

Interest Income, Net. Interest income, net for the year ended December 31, 2006 was $23.2 million compared to $11.0 million in the comparable 2005 period. This increase is primarily due to increased interest income earned as a result of higher average cash balances during 2006.

Income Tax. Income tax for the year ended December 31, 2006 decreased to $95.9 million from $121.9 million in the comparable 2005 period. This decrease is due to the decrease in income before income tax for the year ended December 31, 2006 partially offset by an increase in our effective tax rate from 37.6% in 2005 to 41.0% in 2006. The higher effective tax rate for 2006 is a result of the non-deductible charge for purchased in-process research and development and certain non-deductible executive compensation charges funded by Endo Pharma LLC.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Net Sales. Net sales for the year ended December 31, 2005 increased to $820.2 million from $615.1 million in the comparable 2004 period. This increase in net sales was primarily due to the increase in the net sales of Lidoderm®, Percocet®, our generic oxycodone extended-release product, sales of which were not present in the comparable 2004 period, and Frova®. These increases were offset by the reduction in the sales of certain of our generic products. Net sales of Lidoderm® increased to $419.4 million from $309.2 million in the comparable 2004 period due to the continued prescription growth of the product. Percocet® net sales increased to $110.7 million from $86.5 million in the comparable 2004 period. Net sales of Frova® increased to $38.1 million from $11.4 million in the comparable 2004 period. We began shipping Frova® upon the closing of the license agreement in mid-August 2004 and initiated our promotional efforts in September 2004. Net sales of our generic products increased to $236.9 million from $192.4 million in the comparable 2004 period primarily due to the net sales of $114.0 million from our generic oxycodone extended-release product, which we launched in June 2005, offset by the reduction in the net sales of our morphine sulfate extended-release tablets and Endocet®, both of which experienced additional generic competition which had decreased both our market share as well as the price of these generic products.

Gross Profit. Gross profit for the year ended December 31, 2005 increased to $633.8 million from $474.1 million in the comparable 2004 period. Gross profit margins remained at 77% for the years ended December 31, 2005 and 2004.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2005 increased to $211.2 million from $179.3 million in the comparable 2004 period. The year-over-year increase is due to our continued investment in our commercial business and our infrastructure to support our products and pipeline, including the addition of approximately 115 sales representatives in early 2005 to promote our products Lidoderm®, Frova® and DepoDur®.

Research and Development Expenses. Research and development expenses for the year ended December 31, 2005 increased to $88.3 million from $51.5 million in the comparable 2004 period. This increase is primarily related to $20 million expensed during the year ended December 31, 2005 related to the upfront payments to license the topical ketoprofen patch and the transdermal sufentanil patch, $7.3 million in milestone payments, incurred during the year ended December 31, 2005, to Orexo related to Rapinyl™, our increased developmental efforts with respect to oxymorphone extended-release tablets and immediate-release tablets and the advancement of other recently acquired products partially offset by $10 million in milestone payments, incurred during the year ended December 31, 2004, to SkyePharma related to the FDA approval of DepoDur® and the advancement of Propofol IDD-D™ to the end of Phase II clinical development.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2005 increased to $15.5 million from $10.6 million in the comparable 2004 period primarily due to an increase in amortization expense as a result of new license rights acquired during 2004 and an increase in depreciation expense as a result of an increase in capital expenditures.

Loss on Disposal of Other Intangible. For the year ended December 31, 2004, the loss on disposal of other intangible is due to the termination of our collaboration agreement with Lavipharm and the resulting write-off of the unamortized portion of the upfront license fee of $0.8 million. The loss also includes a $3 million termination payment made by us to Lavipharm.

Impairment of Other Intangible Assets. For the year ended December 31, 2005, the impairment of other intangible assets is due to the FDA's decision not to approve Noven's ANDA for its developmental transdermal fentanyl patch and represents the unamortized portion of the upfront license fee that we paid Noven in February 2004.

Interest Income, Net. Interest income, net for the year ended December 31, 2005 was $11.0 million compared to $2.2 million in the comparable 2004 period. This increase is substantially due to a full year of interest income earned on our note receivable from

Vernalis in 2005 compared to a partial period of interest income earned on the note receivable from Vernalis in 2004, as the funds were loaned to Vernalis in August 2004, as well as increased interest income earned as a result of higher average cash balances during 2005.

Income Tax. Income tax for the year ended December 31, 2005 increased to $121.9 million from $87.8 million in the comparable 2004 period. This increase is due to the increase in income before income tax for the year ended December 31, 2005 partially offset by a decrease in the effective tax rate from 38.0% in 2004 to 37.6% in 2005.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity is cash generated from operations. Our principal liquidity requirements are for working capital for operations, acquisitions, licenses, milestone payments and capital expenditures.

The following table summarizes our statement of cash flows and working capital (dollars in thousands):

	2006	2005	2004
Net cash flow provided by (used in):			
Operating activities	$ 345,334	$284,644	$ 170,545
Investing activities	(66,449)	(26,684)	(107,824)
Financing activities	(151,756)	(35,038)	(14,260)
Net increase in cash and cash equivalents	127,129	222,922	48,461
Cash and cash equivalents, beginning of period	500,956	278,034	229,573
Cash and cash equivalents, end of period	$ 628,085	$500,956	$ 278,034
Working capital	$ 697,915	$483,872	$ 294,329
Current ratio	3.1:1	1.9:1	2.1:1
Days sales outstanding	55	50	48

During 2006, we increased cash and cash equivalents by $127.1 million to a balance of $628.1 million. These funds, in addition to our cash generated from future operations are expected to be sufficient to meet our normal operating, investing and financing requirements in the foreseeable future, including the funding of our pipeline research and development projects in the event that our collaboration partners are unable or unwilling to fund their portion of any particular project. We may use a portion of our cash and cash equivalents for possible acquisitions and licensing opportunities.

Net Cash Provided by Operating Activities. Net cash provided by operating activities increased to $345.3 million for the year ended December 31, 2006 from $284.6 million for the year ended December 31, 2005. Significant components of the $345.3 million of operating cash flows for the year ended December 31, 2006 included net income of $137.8 million, purchased in-process research and development of $26.0 million, compensation related to stock options of $32.3 million, impairment charges of $31.3 million, selling, general and administrative expenses funded by Endo Pharma LLC of $21.4 million and a $78.7 million decrease in net income taxes receivable, primarily due to the receipt of income tax refunds. See "Working Capital" below for more details.

Net Cash Used in Investing Activities. Net cash used in investing activities increased to $66.4 million for the year ended December 31, 2006 from $26.7 million for the year ended December 31, 2005. During the year ended December 31, 2006, the Company paid $13.2 million for capital expenditures, and $32.9 million for the acquisition of product rights to Synera™ and Frova® and $20.5 million for all of the outstanding stock of RxKinetix.

Net Cash Used in Financing Activities. Net cash used in financing activities increased to $151.8 million for the year ended December 31, 2006 from $35.0 million for the year ended December 31, 2005. The increase is primarily due to a $195.8 million payment to Endo Pharma LLC pursuant to the tax sharing agreement in 2006 compared to a $42.8 million payment to Endo Pharma LLC pursuant to the tax sharing agreement in 2005 partially offset by $38.0 million cash inflow related to the tax benefits of stock options exercised.

Working Capital. Working capital increased to $697.9 million as of December 31, 2006 from $483.9 million as of December 31, 2005. The primary drivers were the increase in cash and cash equivalents as well as a reduction in the amounts due to Endo Pharma LLC as a result of payments to Endo Pharma LLC during 2006 which reduced the balance due to Endo Pharma LLC to $38.7 million at December 31, 2006 from $200.5 million at December 31, 2005. Accounts receivable at December 31, 2006 decreased to $279.2 million from $290.8 million at December 31, 2005. Days sales in accounts receivable has increased to 55 days as of December 31, 2006 from 50 days as of December 31, 2005. This increase is primarily attributable to the timing of purchases by a major wholesaler customer during the fourth quarter of 2006 as compared to the fourth quarter of 2005. Since the annual calculation of days sales in accounts receivable assumes even sales throughout the year, and our quarterly results have fluctuated primarily due to timing of new product launches, purchasing patterns of our customers, market acceptance of our products and pricing, we believe that an annual calculation may not be meaningful. Therefore, we utilize a different methodology to analyze and assess the turnover and collectibility of our trade accounts receivable balances. Our methodology incorporates the timing of the sales on a more current basis and thus provides, we believe, a more meaningful depiction of the days sales in accounts receivable. Our methodology assumes that the earliest accounts receivable are always paid first which of course is not always the case across customers. Our sales are reported net of deductions for items such as chargebacks, returns and rebates and our trade accounts receivable are reported on a gross basis prior to these sales deductions with a corresponding liability on the balance sheet for these sales deductions. Our gross sales for the two months ended December 31, 2006 were $303.8 million compared with gross sales of $345.7 million for the two months ended December 31, 2005. This decrease in gross sales in these time periods resulted in a relative dollar decrease in our trade accounts receivable balance as of December 31, 2006 when compared to December 31, 2005. These are the inputs that we use in our calculation of days sales in accounts receivable.

Acquisitions. On October 12, 2006, the Company acquired all of the outstanding common stock of privately held RxKinetix, Inc. RxKinetix specializes in developing new therapeutics focused on improving the quality of life for patients being treated for cancer. RxKinetix's most advanced product, now named EN 3285, is currently in clinical Phase II for the prevention of oral mucositis, a painful, debilitating and often dose-limiting side effect that afflicts many patients being treated for cancer with radiation and/or chemotherapy. RxKinetix is a development stage company and therefore is being accounted for as an asset acquisition. The results of operations for RxKinetix have been included in our consolidated financial statements beginning on the acquisition date.

The purchase price of RxKinetix, as of the acquisition date, was $20.5 million which was funded from our existing cash on hand. Additional contingent cash purchase consideration of up to $95 million may become due upon the achievement of certain clinical and regulatory milestones. The Company has allocated the purchase price to the RxKinetix assets acquired and liabilities assumed at their estimated fair values, based on a number of factors, including the use of an independent appraisal. Estimated fair values were determined through the use of a discounted cash flow analysis using market participant assumptions. Of the purchase price, approximately $26.0 million has been allocated to tangible and intangible assets to be used in research and development activities and those assets have been written-off to purchased in-process research and development, as of the acquisition date. The excess of fair value of the net assets acquired compared to the amount paid as of the acquisition date has been reflected as "estimated amount due seller" in accordance with SFAS No. 141, *Business Combinations.* Any contingent consideration paid in the future will be first applied to reduce the amount recorded as estimated amount due seller, and thereafter to the net assets acquired based on their relative fair values. Our preliminary purchase allocation is subject to revision; subsequent revisions, if any, are not expected to be material.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition (in thousands):

Cash consideration	$ 20,000
Direct acquisition costs	482
Total purchase price	$ 20,482
Allocation of purchase price:	
Cash	$ 9
Property and equipment	127
Purchased in-process research and development	26,046
Other assets	461
Deferred tax assets	10,699
Other liabilities	(1,330)
Estimated amount due seller	(15,530)
Total purchase price	$ 20,482

Credit Facility. In December 2001, we amended and restated our senior secured credit facility with a number of lenders. This amended and restated credit facility provided us with a line of credit of $75.0 million. We did not borrow any amounts under the facility during 2006, and the line of credit expired on December 21, 2006. The Company has not renegotiated a credit facility at this time.

Tax Sharing Agreement. On July 14, 2000, Endo Pharma LLC was formed in connection with the Algos merger to ensure that the stock options granted pursuant to the Endo Pharma LLC Stock Option Plans diluted only the Endo common stock held by persons and entities that held such shares prior to our merger with Algos. Endo Pharma LLC is a limited liability company that held approximately 15% of our common stock at December 31, 2005, but less than 1% of our common stock as of December 31, 2006, in which affiliates of Kelso & Company and certain current and former members of management have an interest. Upon the exercise of these stock options, only currently outstanding shares of our common stock held by Endo Pharma LLC have been and will be delivered. Because Endo Pharma LLC, and not us, has been and will provide the shares upon the exercise of these options, we have entered into a tax sharing agreement with Endo Pharma LLC under which we are required to pay to Endo Pharma LLC the amount of the tax benefits usable by us as a result of the exercise of these stock options into shares of our common stock held by Endo Pharma LLC. As of December 31, 2006, approximately 36 million of these stock options had been exercised into shares of our common stock held by Endo Pharma LLC. Upon exercise of any of these Endo Pharma LLC stock options, we generally will be permitted to deduct as a compensation charge, for federal income tax purposes, an amount equal to the difference between the market price of our common stock and the exercise price paid upon exercise of these options (as of December 31, 2006, approximately $773 million), which is estimated to result in a tax benefit amount of approximately $298 million. Under the tax sharing agreement, we are required to pay this $298 million, $252 million of which has already been paid as of December 31, 2006, to Endo Pharma LLC to the extent that a compensation charge deduction is usable by us to reduce our taxes and based upon the assumption that all other deductions of Endo are used prior thereto. Additionally, as part of the tax sharing agreement, Endo Pharma LLC will reimburse us for the after-tax employer payroll taxes paid by us as a result of the exercise of the 36 million options discussed above. We have paid approximately $11 million in employer payroll taxes, of which Endo Pharma LLC will reimburse us for approximately $7 million which represents the after-tax employer payroll tax paid by us for the periods from 2001 through December 31, 2006. As of December 31, 2006, our net liability due to Endo Pharma LLC is approximately $38.7 million. All payments made and accrued pursuant to the tax sharing agreement have been reflected as a reduction of stockholders' equity in the accompanying financial statements.

During the year ended December 31, 2006, approximately 3.5 million shares underlying stock options granted under the Endo Pharma LLC stock option plans were exercised. Since the attributable compensation charge deductions are usable to reduce our taxes in 2006, we are obligated, under our amended tax sharing agreement, to pay to Endo Pharma LLC an additional tax benefit amount of approximately $38.7 million, which is our net liability due to Endo Pharma LLC referred to above. Fifty percent of the estimated tax benefit amount attributable to these exercises and any additional tax benefits attributable to the exercise of stock options granted under the Endo Pharma LLC stock option plans in 2006 will be due within 15 business days of the date we receive an opinion on our final audited 2006 financial statements from our independent registered public accounting firm, and the remaining tax benefit amount attributable to 2006 is due within 30 business days of the date on which we file our 2006 tax return with the Internal Revenue Service.

As of December 31, 2006, there were approximately 0.1 million stock options, which expire in August 2007, remaining to be exercised under the Endo Pharma LLC stock option plans. Using a weighted average exercise price of $2.42 per share and an assumed tax rate of 38.25%, if all of these remaining stock options under the Endo Pharma LLC stock option plans were vested and exercised, and assuming the price of our common stock was $27.58 per share, the closing price on December 29, 2006, we would generally be able to deduct, for income tax purposes, compensation of approximately $2 million, which could result in a tax benefit amount of approximately $1 million payable to Endo Pharma LLC in 2008. This would represent the final tax sharing payment due to Endo Pharma LLC.

As of December 31, 2006, there were no options remaining to be granted under the Endo Pharma LLC stock option plans.

Executive Compensation. In March 2006, Endo Pharma LLC advised our Board of Directors that it intended to pay a one-time cash bonus to each of Mr. Peter Lankau, our President and Chief Executive Officer, Ms. Caroline Manogue, our Executive Vice President, Chief Legal Officer and Secretary, and Mr. Jeffrey Black, our former Executive Vice President, Chief Financial Officer and Treasurer in the amount of $3 million, $6 million and $10 million, respectively, in recognition of their significant contributions to our success. These bonus payments have been recorded in selling, general and administrative expenses during the year ended December 31, 2006. These payments were made by the Company in April 2006 and repaid to us by Endo Pharma LLC in the third quarter of 2006 with interest. In addition, only a portion of these bonus payments will be deductible for federal and state income tax purposes. We are not required to pay nor will we pay to Endo Pharma LLC the amount of any of the tax benefits related to these bonus payments pursuant to the tax sharing agreement between us and Endo Pharma LLC. These bonuses will be funded entirely by Endo Pharma LLC, with no contribution by us and they have been treated as a capital contribution by Endo Pharma LLC.

Endo Pharma LLC also informed us that, in connection with its eventual winding-up, it would make a special allocation to Ms. Carol Ammon, our Chairman of the Board and former Chief Executive Officer, of approximately $22 million, with all or a portion of Ms. Ammon's payment being satisfied by granting to her the remaining unallocated Endo Pharma LLC stock options of approximately 0.8 million shares under the Endo Pharma LLC stock option plans. This amount has been recorded in selling, general and administrative expenses during the year ended December 31, 2006 and as a capital contribution by Endo Pharma LLC. This grant of options to Ms. Ammon was made during the fourth quarter of 2006. The 0.8 million options were granted by Endo Pharma LLC to Ms. Ammon in the fourth quarter of 2006 at an exercise price of $2.42 per share. Therefore, approximately $20 million of the $22 million recorded in the first quarter of 2006, described above, was reclassified as a stock compensation expense representing the fair value of the option on the date of grant. These options were immediately vested and exercised by Ms. Ammon and the resulting compensation charge deduction of approximately $19 million and the resulting tax sharing obligation to Endo Pharma LLC is included in our tax sharing liability discussed above. Endo Pharma LLC intends to pay the remaining $2 million to Ms. Ammon in 2007.

Settlement of Contingent Obligation. During the year ended December 31, 2005, the Company reached an agreement with an individual to compensate him a total of $2 million for past services rendered to the Company. This agreement was finalized in May 2005, and the $2 million has been recorded in selling, general and administrative expenses during the year ended December 31, 2005. Endo Pharma LLC made these payments totaling $2 million on behalf of the Company, and they have been treated as a capital contribution by Endo Pharma LLC.

Fluctuations. Our quarterly and annual results have fluctuated in the past, and may continue to fluctuate. These fluctuations are primarily due to the timing of new product launches, purchasing patterns of our customers, market acceptance of our products and the impact of competitive products and pricing. Further, a substantial portion of our net sales are through wholesale drug distributors who in turn supply our products to pharmacies, hospitals and physicians. Accordingly, we are potentially subject to a concentration of credit risk with respect to our trade receivables.

Growth Opportunities. We continue to evaluate growth opportunities including strategic investments, licensing arrangements and acquisitions of product rights or technologies, which could require significant capital resources.

Non-U.S. Operations. We currently have no operations outside of the United States. As a result, fluctuations in foreign currency exchange rates do not have a material effect on our financial statements.

Inflation. We do not believe that inflation had a material adverse effect on our financial statements for the periods presented.

Off-Balance Sheet Arrangements. We have no off-balance sheet arrangements as defined in Item 303(a) (4) of Regulation S-K.

Expected Cash Requirements for Contractual Obligations. The following table presents our expected cash requirements for contractual obligations outstanding as of December 31, 2006 (in thousands):

	Payment Due by Period						
Contractual Obligations	**Total**	**2007**	**2008**	**2009**	**2010**	**2011**	**Thereafter**
Operating Lease Obligations	$ 17,090	$ 2,875	$ 2,901	$ 2,603	$2,392	$1,969	$4,350
Capital Lease Obligations	1,991	1,479	489	23	—	—	—
Minimum Purchase Commitments to Novartis	51,000	17,000	17,000	17,000	—	—	—
Estimated Tax Sharing Payments Due to Endo Pharma LLC	38,693	38,693	—	—	—	—	—
Limited Partnership Commitment(1)	7,300	7,300	—	—	—	—	—
Total	$116,074	$67,347	$20,390	$19,626	$2,392	$1,969	$4,350

(1) On December 12, 2003, we entered into a subscription agreement to invest up to $10 million into Life Sciences Opportunities Fund (Institutional) II, L.P., a Delaware limited partnership formed to carry out investments in life science companies. As of December 31, 2006, we have invested $2.7 million in this partnership.

In addition, we have agreed to certain contingent payments in certain of our acquisition, license, collaboration and other agreements. Payments under these agreements generally become due and payable only upon the achievement of certain developmental, regulatory, commercial and/or other milestones. Due to the fact that it is uncertain if and when these milestones will be achieved, such contingencies have not been recorded in our consolidated balance sheet, except for the $15.5 million estimated amount due seller related to our acquisition of RxKinetix, and are not reflected in the table above. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained. From a business perspective, we view these payments favorably as they signify that the products are moving successfully through the development phase toward commercialization.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4.* The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and waste material. ARB No. 43 stated that under some circumstances these costs may be so abnormal that they are required to be treated as current period costs. SFAS No. 151 requires that these costs be treated, as current period costs regardless if they meet the criteria of "so abnormal." In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement were effective for inventory costs incurred beginning on January 1, 2006. The adoption of SFAS No. 151 did not have a material impact on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.* SFAS No. 153 was effective for nonmonetary asset exchanges occurring after January 1, 2006. The adoption of SFAS No. 153 did not have a material impact on the Company's results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections,* a replacement of APB Opinion No. 20 and Statement No. 3. SFAS No. 154 changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material impact on the Company's results of operations or financial position.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes.* FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, *Accounting for Contingencies.* FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN 48 to have a material impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements,* which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under accounting principles generally accepted in the United States. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of this Statement on its financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 ("SAB 108"), *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.* SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods. SAB 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been used or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of the "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The adoption of SAB 108 did not have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159 ("SFAS 159") *The Fair Value Option for Financial Assets and Financial Liabilities,* providing companies with an option to report selected financial assets and liabilities at fair value. This Standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This Standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of this Statement on its financial statements

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

While all of our net sales are within the United States and denominated in U.S. dollars, we purchase Lidoderm®, in U.S. dollars, from Teikoku Seiyaku Co., Ltd., a Japanese manufacturer. As part of the purchase agreement with Teikoku, there is a price adjustment feature that prevents the cash payment in U.S. dollars from falling outside of a certain pre-defined range in Japanese yen even if the spot rate is outside of that range. A 10% change in foreign currency exchange rates would not have a material impact on our financial condition, results of operations or cash flows.

Interest Rate Risk

The primary objective of our investment of cash surpluses is the protection of principal and, accordingly, we invest in taxable and tax-free money market funds with relatively short maturities. Therefore, our investment of cash surpluses is not subject to significant interest rate risk.

As of December 31, 2006 and December 31, 2005, we have no other assets or liabilities that have significant interest rate sensitivity.

Investment Risk

At December 31, 2006, we had publicly traded equity securities comprised of DURECT Corporation common stock at fair value totaling $6.8 million in "Other assets." The fair value of this investment is subject to significant fluctuations due to the volatility of the stock market, changes in general economic conditions and changes in the financial condition of DURECT. Based on the fair value of the publicly traded equity securities we held at December 31, 2006, an assumed 25%, 40% and 50% adverse change in the market prices of this security would result in a corresponding decline in total fair value of approximately $1.7 million, $2.7 million and $3.4 million, respectively.

Inflation

We do not believe that inflation has had a significant impact on our revenues or operations.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report to Shareholders, including information incorporated by reference into this Annual Report, contains information that includes or is based on "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not intended to be guarantees of future events or performance. To the extent that statements in this Annual Report are not recitations of historical fact, such statements constitute forward-looking statements. These statements, including estimates of future net sales, future expenses, future net income and future earnings per share, are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed results of operations. Also, statements including words such as "believes," "expects," "anticipates," "intends," "estimates," "plan," "will," "may" or similar expressions used in connection with, among other things, discussions of our financial performance, growth strategy, regulatory approvals, product development or new product launches, market position, sales efforts, intellectual property matters or acquisitions and divestitures are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about the growth of our business, our financial performance and the development of our industry. Because these statements reflect our current views concerning future events, these forward-looking statements involve risks and uncertainties. If our underlying assumptions turn out to be incorrect, or if certain risks or uncertainties materialize, actual results could vary materially from the expectations and projections expressed or implied by our forward-looking statements. As a result, investors are cautioned not to place undue reliance on any of our forward-looking statements. We have identified these forward-looking statements below in order to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Certain factors that could cause actual results to differ materially from those expressed in forward-looking statements include, among others:

- our ability to successfully develop, commercialize and market new products;
- timing and results of pre-clinical or clinical trials on new products;
- our ability to obtain regulatory approval of any of our pipeline products;
- competition for the business of our branded and generic products, and in connection with our acquisition of rights to intellectual property assets;
- significant cash payments we may be required to make to Endo Pharma LLC pursuant to a tax sharing agreement;
- market acceptance of our future products;
- government regulation of the pharmaceutical industry;
- our dependence on a small number of products;
- our dependence on outside manufacturers for the manufacture of our products;
- our dependence on third parties to supply raw materials and to provide services for certain core aspects of our business;
- new regulatory action or lawsuits relating to our use of narcotics in most of our core products;
- our exposure to product liability claims and product recalls and the possibility that we may not be able to adequately insure ourselves;
- our ability to protect our proprietary technology;
- the successful efforts of manufacturers of branded pharmaceuticals to use litigation and legislative and regulatory efforts to limit the use of generics and certain other products;
- our ability to successfully implement our acquisition and in-licensing strategy;
- regulatory or other limits on the availability of controlled substances that constitute the active ingredients of some of our products and products in development;
- the availability of third-party reimbursement for our products;
- the outcome of any pending or future litigation or claims by the government;
- our dependence on sales to a limited number of large pharmacy chains and wholesale drug distributors for a large portion of our total net sales;
- significant litigation expenses to defend or assert patent infringement claims;
- any interruption or failure by our suppliers, distributors and collaboration partners to meet their obligations pursuant to various agreements with us;
- a determination by a regulatory agency that we are engaging in inappropriate sales or marketing activities, including promoting the "off-label" use of our products;
- existing suppliers become unavailable or lose their regulatory status as an approved source, causing an inability to obtain required components, raw materials or products on a timely basis or at commercially reasonable prices; and
- the loss of branded product exclusivity periods and related intellectual property.

We do not undertake any obligation to update our forward-looking statements after the date of this Report for any reason, even if new information becomes available or other events occur in the future. You are advised, however, to consult any further disclosures we make on related subjects in our Forms 10-K, 10-Q

Cautionary Note Regarding Forward-Looking Statements (continued)

and 8-K filed with the Securities and Exchange Commission (or SEC). Also note that we provide the preceding cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our business. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the preceding to be a complete discussion of all potential risks or uncertainties.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information. Our common stock is traded on the NASDAQ under the symbol "ENDP". The following table sets forth the quarterly high and low share price information for the periods indicated. The prices shown represent quotations between dealers, without adjustment for retail markups, markdowns or commissions, and may not represent actual transactions.

Endo Common Stock	**High**	**Low**
Year Ending December 31, 2006		
1st Quarter	$33.96	$21.06
2nd Quarter	$33.03	$27.76
3rd Quarter	$34.60	$28.88
4th Quarter	$34.75	$26.68
Year Ending December 31, 2005		
1st Quarter	$23.18	$19.52
2nd Quarter	$26.48	$19.02
3rd Quarter	$30.52	$25.11
4th Quarter	$31.93	$24.36

Holders. As of February 16, 2007, we estimate that there were approximately 79 record holders of our common stock.

Dividends. We have never declared or paid any cash dividends on our capital stock. Prior to its expiration on December 21, 2006, our credit facility contained limitations and restrictions on the payment of dividends. Since these restrictions have lapsed, the payment of cash dividends is subject to the discretion of our Board of Directors and will be dependent on many factors, including our earnings, capital needs and general financial condition. We anticipate that, for the foreseeable future, we will retain our earnings in order to finance strategic investments in our business.

The following graph provides a comparison of the cumulative total return on the Company's common stock with that of the cumulative total return on the NASDAQ Stock Market Index (U.S.) and the NASDAQ Pharmaceutical Index commencing on December 31, 2001 and ending December 31, 2006. The graph assumes $100 invested on December 31, 2001 in the Company's common stock, in the NASDAQ Stock Market (U.S.) Index, or the NASDAQ Pharmaceutical Index, and that all dividends are reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Endo Pharmaceuticals Holdings, Inc., The NASDAQ Composite Index And The NASDAQ Pharmaceutical Index



$300
$250
$200
$150
$100
$50
$0
12/01
12/02
12/03
12/04
12/05
12/06
Endo Pharmaceuticals Holdings, Inc.
NASDAQ Composite
NASDAQ Pharmaceutical

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	December 31,					
	2001	2002	2003	2004	2005	2006
Endo Pharmaceuticals Holdings, Inc.	$100.00	$65.97	$165.90	$180.03	$259.30	$236.33
NASDAQ Composite	$100.00	$71.97	$107.18	$117.07	$120.50	$137.02
NASDAQ Pharmaceutical	$100.00	$64.40	$92.31	$100.78	$113.36	$115.84

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Endo Pharmaceuticals Holdings Inc.
Chadds Ford, Pennsylvania

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Endo Pharmaceuticals Holdings Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2006 of the Company and our report dated March 1, 2007 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123R in 2006.



Philadelphia, Pennsylvania
March 1, 2007

Management's Report on Internal Control Over Financial Reporting

The management of Endo Pharmaceuticals Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Endo Pharmaceuticals Holdings Inc.'s internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Endo Pharmaceuticals Holdings Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on our assessment we believe that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

Endo Pharmaceuticals Holdings Inc.'s independent registered public accounting firm has issued an attestation report on our assessment of the Company's internal control over financial reporting. This report appears on page 39.



Peter A. Lankau
President, Chief Executive Officer and Director
(Principal Executive Officer)



Charles A. Rowland, Jr.
Executive Vice President, Chief Financial Officer and
Treasurer (Principal Financial Officer)



Joyce N. LaViscount
Chief Accounting Officer (Principal Accounting
Officer)

March 1, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Endo Pharmaceuticals Holdings Inc.
Chadds Ford, Pennsylvania

We have audited the accompanying consolidated balance sheets of Endo Pharmaceuticals Holdings Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endo Pharmaceuticals Holdings Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment, on January 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.



Philadelphia, Pennsylvania
March 1, 2007

Consolidated Balance Sheets

December 31, 2006 and 2005	2006	2005
	(In thousands, except share data)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 628,085	$ 500,956
Accounts receivable, net of allowance of $1,475 at December 31, 2006 and 2005	279,159	290,826
Income taxes receivable	—	66,461
Inventories	62,129	50,983
Prepaid expenses and other current assets	11,663	14,445
Deferred income taxes	54,978	69,714
Total current assets	1,036,014	993,385
PROPERTY AND EQUIPMENT, Net	36,565	38,001
GOODWILL	181,079	181,079
OTHER INTANGIBLES, Net	78,546	99,065
NOTE RECEIVABLE, including accrued interest of $6,185 and $3,472 at December 31, 2006 and 2005, respectively	52,372	48,925
DEFERRED INCOME TAXES	1,745	—
OTHER ASSETS	10,368	11,223
TOTAL ASSETS	$1,396,689	$1,371,678
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 122,647	$ 94,787
Accrued expenses	164,528	214,276
Due to Endo Pharma LLC	38,693	200,450
Income taxes payable	12,231	—
Total current liabilities	338,099	509,513
DEFERRED INCOME TAXES	—	14,637
ESTIMATED AMOUNT DUE SELLER	15,530	—
OTHER LIABILITIES	2,072	4,158
COMMITMENTS AND CONTINGENCIES (NOTE 12)		
STOCKHOLDERS' EQUITY:		
Preferred Stock, $0.01 par value; 40,000,000 shares authorized; none issued	—	—
Common Stock, $0.01 par value; 175,000,000 shares authorized; 133,600,959 and 132,800,873 shares issued and outstanding at December 31, 2006 and 2005, respectively	1,336	1,328
Additional paid-in capital	679,704	619,336
Retained earnings	358,831	220,992
Accumulated other comprehensive income	1,117	1,714
Total stockholders' equity	1,040,988	843,370
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,396,689	$1,371,678

See notes to consolidated financial statements.

Consolidated Statements of Operations

Years Ended December 31, 2006, 2005 and 2004	2006	2005	2004
	(In thousands, except per share data)		
NET SALES	$909,659	$820,164	$615,100
COST OF SALES[(a)]	201,421	186,350	140,989
GROSS PROFIT	708,238	633,814	474,111
COSTS AND EXPENSES:			
Selling, general and administrative	340,094	211,246	179,270
Research and development	82,808	88,307	51,476
Depreciation and amortization	17,498	15,497	10,630
Loss on disposal of other intangible, including license termination fee of $3,000	—	—	3,800
Impairment of other intangible assets	31,263	5,515	—
Purchased in-process research and development	26,046	—	—
OPERATING INCOME	210,529	313,249	228,935
INTEREST INCOME, Net of interest expense of $1,276, $1,744 and $1,255, respectively	(23,205)	(10,995)	(2,161)
INCOME BEFORE INCOME TAX	233,734	324,244	231,096
INCOME TAX	95,895	121,949	87,787
NET INCOME	$137,839	$202,295	$143,309
NET INCOME PER SHARE:			
Basic	$ 1.03	$ 1.53	$ 1.09
Diluted	$ 1.03	$ 1.52	$ 1.08
WEIGHTED AVERAGE SHARES			
Basic	133,178	132,242	131,805
Diluted	133,911	133,289	132,718

(a) Exclusive of amortization of intangible assets.

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years Ended December 31, 2006, 2005 and 2004	Number Of Shares	Common Stock at Par Value	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income
				(In thousands, except share data)			
BALANCE, JANUARY 1, 2004	131,769,766	$1,318	$ 691,631	$(124,612)	$ (720)	$ 567,617	$ —
Tax sharing distributions made to Endo Pharma LLC	—	—	(13,549)	—	—	(13,549)	—
Estimated tax sharing distributions due to Endo Pharma LLC	—	—	(42,939)	—	—	(42,939)	—
Exercise of options	86,248	1	772	—	—	773	—
Unrealized gain on securities, net of tax	—	—	—	—	739	739	739
Net income	—	—	—	143,309	—	143,309	143,309
Comprehensive income	—	—	—	—	—	—	$144,048
BALANCE, DECEMBER 31, 2004	131,856,014	$1,319	$ 635,915	$ 18,697	$ 19	$ 655,950	—
Estimated tax sharing distributions due to Endo Pharma LLC	—	—	(194,662)	—	—	(194,662)	—
Selling, general and administrative expenses funded by Endo Pharma LLC	—	—	2,000	—	—	2,000	—
Exercise of options	944,859	9	10,180	—	—	10,189	—
Tax benefits of stock options exercised	—	—	165,903	—	—	165,903	—
Unrealized gain on securities, net of tax	—	—	—	—	1,695	1,695	1,695
Net income	—	—	—	202,295	—	202,295	202,295
Comprehensive income	—	—	—	—	—	—	$203,990
BALANCE, DECEMBER 31, 2005	132,800,873	$1,328	$ 619,336	$ 220,992	$1,714	$ 843,370	—
Estimated tax sharing distributions due to Endo Pharma LLC	—	—	(39,702)	—	—	(39,702)	—
Selling, general and administrative expenses funded by Endo Pharma LLC	—	—	21,423	—	—	21,423	—
Compensation related to stock options			32,279			32,279	
Exercise of options	800,086	8	8,435	—	—	8,443	—
Tax benefits of stock options exercised	—	—	37,933	—	—	37,933	—
Unrealized loss on securities, net of tax	—	—	—	—	(597)	(597)	(597)
Net income	—	—	—	137,839	—	137,839	137,839
Comprehensive income	—	—	—	—	—	—	$137,242
BALANCE, DECEMBER 31, 2006	133,600,959	$1,336	$ 679,704	$ 358,831	$1,117	$1,040,988	—

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31, 2006, 2005 and 2004	2006	2005	2004
		(In thousands)	
OPERATING ACTIVITIES:			
Net income	$ 137,839	$ 202,295	$ 143,309
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	17,498	15,497	10,630
Purchased in-process research and development	26,046	—	—
Accretion of interest on note receivable	(1,240)	(1,240)	(413)
Deferred income taxes	9,352	(30,894)	6,829
Tax benefits of stock options exercised	—	206,228	43,345
Amortization of deferred financing costs	351	383	390
Stock-based compensation	32,279	—	—
Loss on disposal of other intangible	—	—	3,800
Impairment of other intangible assets	31,263	5,515	—
Loss on disposal of property and equipment	942	290	248
Selling, general and administrative expenses to be funded by Endo Pharma LLC	21,423	2,000	—
Changes in assets and liabilities which provided (used) cash:			
Accounts receivable	11,667	(146,787)	(37,755)
Inventories	(11,146)	20,432	(20,965)
Note receivable	(2,707)	(2,638)	(834)
Prepaid and other assets	2,781	(2,084)	(5,200)
Accounts payable	30,771	9,968	16,661
Accrued expenses	(34,853)	68,352	22,958
Due to Endo Pharma LLC	(5,624)	5,624	—
Income taxes receivable/payable	78,692	(68,297)	(12,458)
Net cash provided by operating activities	345,334	284,644	170,545
INVESTING ACTIVITIES:			
Purchase of property and equipment	(13,219)	(10,491)	(8,118)
Proceeds from sale of property and equipment	143	7	294
Payment of license termination fee	—	—	(3,000)
Loan made to Vernalis	—	—	(50,000)
License fees	(32,900)	(14,500)	(46,500)
Acquisition, net of cash acquired	(20,473)	—	—
Other investments	—	(1,700)	(500)
Net cash used in investing activities	(66,449)	(26,684)	(107,824)
FINANCING ACTIVITIES:			
Capital lease obligations repayments	(2,367)	(2,452)	(1,484)
Tax sharing payments to Endo Pharma LLC	(195,835)	(42,775)	(13,549)
Tax benefits of stock options exercised	38,003	—	—
Exercise of Endo Pharmaceuticals Holdings Inc. Stock Options	8,443	10,189	773
Net cash used in financing activities	(151,756)	(35,038)	(14,260)
NET INCREASE IN CASH AND CASH EQUIVALENTS	127,129	222,922	48,461
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	500,956	278,034	229,573
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 628,085	$ 500,956	$ 278,034
SUPPLEMENTAL INFORMATION:			
Interest paid	$ 1,659	$ 878	$ 415
Income taxes paid	$ 39,978	$ 17,002	$ 48,901
SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Purchase of property and equipment financed by capital leases	$ 172	$ 5,546	$ 5,071
Change in accrual for purchases of property and equipment	$ 3,764	$ (1,560)	$ (1,527)

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

1. Description of Business

Endo Pharmaceuticals Holdings Inc. (the "Company" or "we") is a specialty pharmaceutical company with market leadership in pain management. The Company, through its wholly-owned subsidiary, Endo Pharmaceuticals Inc. ("Endo" or "EPI"), is engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used to treat and manage pain, primarily in the United States. The Company was incorporated on November 18, 1997 under the laws of the state of Delaware. The stock of Endo is the only asset of the Company, and the Company has no other operations or business.

2. Summary of Significant Accounting Policies

Principles of Consolidation — The consolidated financial statements include the accounts of Endo Pharmaceuticals Holdings Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates — The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates made and assumptions used are in the determination of sales deductions for estimated chargebacks, rebates, sales incentives and allowances, certain royalties, distribution service fees, returns and losses; inventory reserves; deferred taxes; contingencies; the valuation of stock-based compensation; the capitalization of and the selection of amortization periods for intangible assets with finite lives; and the assessment of the recoverability of goodwill and other intangible assets.

Customer, Product and Supplier Concentration — We sell our products directly to a limited number of large pharmacy chains and through a limited number of wholesale drug distributors who, in turn, supply products to pharmacies, hospitals, governmental agencies and physicians. Net sales to customers who accounted for 10% or more of our net sales during the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Company A	29%	31%	29%
Company B	28%	27%	18%
Company C	15%	13%	18%

The Company derives a majority of its net sales from a limited number of products. Net sales that accounted for 10% or more of our total net sales during the years ended December 31, 2006, 2005 and 2004 were as follows:

Years Ended December 31	2006	2005	2004
Lidoderm®	62%	51%	50%
Percocet®	11%	13%	14%
Endocet®	9%	8%	19%
Generic oxycodone extended-release tablets	6%	14%	—%
Generic morphine sulfate	4%	5%	10%

We have agreements with Novartis Consumer Health, Inc. and Teikoku Seiyaku Co., Ltd. for the manufacture and supply of a substantial portion of our existing pharmaceutical products (see Note 12).

Revenue Recognition — Our net sales consist of revenues from sales of our pharmaceutical products, less estimates for chargebacks, rebates, sales incentives and allowances, certain royalties, distribution service fees, returns and losses. We recognize revenue for product sales when title and risk of loss has passed to the customer, which is typically upon delivery to the customer, when estimated provisions for chargebacks, rebates, sales incentives and allowances, certain royalties, distribution service fees, returns and losses are reasonably determinable, and when collectibility is reasonably assured. Revenue from the launch of a new or significantly unique product, for which we are unable to develop the requisite historical data on which to base estimates of returns, due to the uniqueness of the therapeutic area or delivery technology as compared to other products in our portfolio and in the industry, may be deferred until such time that an estimate can be determined and all of the conditions above are met and when the product has achieved market acceptance, which is typically based on dispensed prescription data and other information obtained during the period following launch.

Sales Deductions — When we recognize revenue from the sale of our products, we simultaneously record an adjustment to revenue for estimated chargebacks, rebates, sales incentives and allowances, certain royalties, distribution service fees, returns and losses. These provisions are estimated based on historical experience, estimated future trends, estimated customer inventory levels, current contract sales terms with our wholesale and indirect customers and other competitive factors.

Research and Development — Expenditures for research and development are expensed as incurred. Property and equipment that are acquired or constructed for research and development activities and that have alternate future uses are capitalized and depreciated over their estimated useful lives on a straight-line basis. Upfront and milestone payments made to third parties in connection with agreements with third parties are generally expensed as incurred up to the point of regulatory approval, absent any alternative future uses. Payments made to third parties subsequent to regulatory approval are generally capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in other intangibles, net of accumulated amortization.

Purchased In-Process Research and Development — Purchased in-process research and development represents the estimated fair value assigned to research and development projects acquired in a purchase business combination or asset acquisition that have not been completed at the date of acquisition and which have no alternative future use. Accordingly, these costs are charged to expense as of the acquisition date.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Concentrations of Credit Risk — Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, accounts receivable and our note receivable. We invest our excess cash in high-quality, liquid money market instruments maintained by financial institutions. We have not experienced any significant losses on our cash equivalents. We perform ongoing credit evaluations of our customers and generally do not require collateral. We have no history of significant losses from uncollectible accounts. Approximately 81% and 80% of our trade accounts receivable balance represent amounts due from three customers at December 31, 2006 and 2005, respectively. Our note receivable is secured by certain assets of the counterparty and future royalty and milestone payments due from the counterparty (See Note 8).

Fair Value of Financial Instruments — The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are a reasonable estimate of their fair values because of the current maturities of these instruments. The carrying amount of our note receivable approximates its fair value as the effective rate for this note is comparable to market rates at December 31, 2006. Marketable securities, which are included in other assets, are comprised of our investment in shares of common stock of DURECT Corporation, are recorded at their fair value of approximately $6.8 million at December 31, 2006.

Inventories — Inventories consist of finished goods held for distribution, raw materials and work-in-process. Our inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. We write down inventories to net realizable value based on forecasted demand and market conditions, which may differ from actual results.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets, ranging from two to ten years, on a straight-line basis. Leasehold improvements and capital lease assets are amortized on a straight-line basis over the shorter of their estimated useful lives or the terms of their respective leases and this amortization is included in depreciation expense.

License Rights — Licenses are stated at cost, less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives ranging from ten to twenty years, with a weighted average useful life of approximately 16 years. We determine amortization periods for licenses based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired rights. Such factors include the expected launch date of the product, the strength of the intellectual property protection of the product and various other competitive, developmental and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the useful life of the license and an acceleration of related amortization expense, which could cause our operating income, net income and net income per share to decrease.

Patents — Patents are stated at cost, less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives of seventeen years.

Impairment of Long-Lived Assets — Long-lived assets, which includes property and equipment, license rights and patents, are assessed for impairment, in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144), whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. The impairment testing involves comparing the carrying amount of the asset to the forecasted undiscounted future cash flows generated by that asset. In the event the carrying value of the asset exceeds the undiscounted future cash flows generated by that asset and the carrying value is not considered recoverable, an impairment exists. An impairment loss is measured as the excess of the asset's carrying value over its fair value, calculated using a discounted future cash flow method. An impairment loss would be recognized in net income in the period that the impairment occurs. As a result of the significance of our long-lived assets, any recognized impairment loss could have a material adverse impact on our financial position and/or results of operations.

Goodwill — Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is carried at cost. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, ("SFAS No. 142"), goodwill is not amortized; rather, it is subject to a periodic assessment for impairment by applying a fair-value-based test. Goodwill is assessed on an annual basis on January 1st of each year for impairment or more frequently if impairment indicators arise. SFAS No. 142 prescribes a two-step method for determining goodwill impairment. In the first step, we determine the fair value of our one reporting unit. If the net book value of our reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of our reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. An impairment charge will be recognized only when the implied fair value of our reporting unit's goodwill is less than its carrying amount. On January 1, 2007 and 2006, our goodwill was evaluated for impairment and, based on the fair value of our one reporting unit, no impairment was identified. As a result of the significance of goodwill, our results of operations and financial position in a future period could be negatively impacted should an impairment of goodwill occur.

Advertising Costs — Advertising costs are expensed as incurred and included in selling, general and administrative expenses and amounted to $41.0 million, $23.2 million and $30.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Income Taxes — The Company accounts for income taxes and the related accounts under the liability method. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis differences reverse.

Contingencies — The Company is subject to litigation in the ordinary course of business. Legal fees and other expenses related to litigation are expensed as incurred and included in selling, general and administrative expenses. Accruals are recorded when the Company determines that a loss related to a litigation matter is both probable and reasonably estimable.

Stock-Based Compensation — Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations ("APB 25"), as permitted by FASB Statement No. 123, *Accounting for Stock-Based Compensation*. No stock-based employee compensation cost was recognized in the Statement of Operations for the years ended December 31, 2005 and 2004. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), *Share-Based Payment*, using the modified-prospective-transition method. Under that transition method, compensation cost recognized during the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement No. 123(R), recognized on a straight-line basis. Results for prior periods have not been restated.

As a result of adopting Statement No. 123(R) on January 1, 2006, the Company's income before income taxes and net income for the year ended December 31, 2006, are $12.4 million ($10.9 million in selling, general and administrative expenses and $1.5 million in research and development expenses) and $7.6 million lower, respectively, than if it had continued to account for share-based compensation under APB 25. Basic and diluted net income per share for the year ended December 31, 2006 are both $0.06 lower, than if the Company had not adopted Statement No. 123(R). This impact of adopting Statement No. 123(R) does not include approximately $20 million in stock compensation charges related to the 809,893 options granted during the year ended December 31, 2006 under the Endo Pharma LLC plans as the stock-based compensation charge for this particular grant would have been identical under APB 25 and Statement No. 123(R). (See Note 16 for additional disclosure regarding this particular option grant).

Prior to the adoption of Statement No. 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. Statement No. 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $38.0 million excess tax benefit classified as a financing cash inflow would have been classified as an operating cash inflow if the Company had not adopted Statement No. 123(R).

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of Statement No. 123 to options granted under the Company's stock-based compensation plans for the years ended December 31, 2005 and 2004 (in thousands, except per share data). For purposes of this pro forma disclosure, the value of the options was estimated using a Black-Scholes option-pricing model and amortized to expense over the options' vesting periods.

	Years Ended December 31	
	2005	**2004**
Net income, as reported	$202,295	$143,309
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards	(7,203)	(5,901)
Add: Tax effect of stock-based employee compensation expense under fair value based methods	2,766	2,244
Pro forma net income	$197,858	$139,652
Basic earnings per share, as reported	$ 1.53	$ 1.09
Basic earnings per share, pro forma	$ 1.50	$ 1.06
Diluted earnings per share, as reported	$ 1.52	$ 1.08
Diluted earnings per share, pro forma	$ 1.48	$ 1.05
Weighted average shares outstanding		
Basic	132,242	131,805
Diluted	133,289	132,718

Segment Information — We report segment information in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* We have one reportable segment, pharmaceutical products.

Comprehensive Income — Comprehensive income includes all changes in equity during a period except those that resulted from investments by or distributions to a company's stockholders. Other comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income, but excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Our other comprehensive income or loss is comprised of unrealized holding gains and losses, net of income taxes, on the 1.5 million shares of publicly traded common stock of DURECT that we own.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4.* The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and waste material. ARB No. 43 stated that under some circumstances these costs may be so abnormal that they are required to be treated as current period costs. SFAS No. 151 requires that these costs be treated, as current period costs regardless if they meet the criteria of "so abnormal." In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement were effective for inventory costs incurred beginning on January 1, 2006. The adoption of SFAS No. 151 did not have a material impact on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.* SFAS No. 153 was effective for nonmonetary asset exchanges occurring after January 1, 2006. The adoption of SFAS No. 153 did not have a material impact on the Company's results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections,* a replacement of APB Opinion No. 20 and Statement No. 3. SFAS No. 154 changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material impact on the Company's results of operations or financial position.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes, an* interpretation of FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, *Accounting for Contingencies.* FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN 48 to have a material impact on our financial statements.

In September 2006, the FASB issued SFAS No.157, *Fair Value Measurements*, which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under accounting principles generally accepted in the United States. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of this Statement on its financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 ("SAB 108"), *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods. SAB 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been used or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of the "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The adoption of SAB 108 did not have an impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159 ("SFAS 159") *The Fair Value Option for Financial Assets and Financial Liabilities*, providing companies with an option to report selected financial assets and liabilities at fair value. This Standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This Standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of this Statement on its financial statements

3. Acquisitions

RxKinetix, Inc.

On October 12, 2006, the Company acquired all of the outstanding common stock of privately held RxKinetix, Inc. RxKinetix specializes in developing new therapeutics focused on improving the quality of life for patients being treated for cancer. RxKinetix's most advanced product, now named EN 3285, is currently in clinical Phase II for the prevention of oral mucositis, a painful, debilitating and often dose-limiting side effect that afflicts many patients being treated for cancer with radiation and/or chemotherapy. RxKinetix is a development stage company and therefore is being accounted for as an asset acquisition. The results of operations for RxKinetix have been included in our consolidated financial statements beginning on the acquisition date.

The purchase price of RxKinetix, as of the acquisition date, was $20.5 million which was funded from our existing cash on hand. Additional contingent cash purchase consideration of up to $95 million may become due upon the achievement of certain clinical and regulatory milestones. The Company has allocated the purchase price to the RxKinetix assets acquired and liabilities assumed at their estimated fair values, based on a number of factors, including the use of an independent appraisal. Estimated fair values were determined through the use of a discounted cash flow analysis using market participant assumptions. Of the purchase price, approximately $26.0 million has been allocated to tangible and intangible assets to be used in research and development activities and those assets have been written-off to purchased in-process research and development, as of the acquisition date. The excess of fair value of the net assets acquired compared to the amount paid as of the acquisition date has been reflected as "estimated amount due seller" in accordance with SFAS No. 141, *Business Combinations*. Any contingent consideration paid in the future will be first applied to reduce the amount recorded as estimated amount due seller, and thereafter to the net assets acquired based on their relative fair values. Our preliminary purchase allocation is subject to revision; subsequent revisions, if any, are not expected to be material.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition (in thousands):

Cash consideration	$ 20,000
Direct acquisition costs	482
Total purchase price	$ 20,482
Allocation of purchase price:	
Cash	$ 9
Property and equipment	127
Purchased in-process research and development	26,046
Other assets	461
Deferred tax assets	10,699
Other liabilities	(1,330)
Estimated amount due seller	(15,530)
Total purchase price	$ 20,482

4. License and Collaboration Agreements

Penwest Pharmaceuticals

In September 1997, we entered into a collaboration agreement with Penwest Pharmaceuticals to exclusively co-develop opioid analgesic products for pain management, using Penwest's patent-protected proprietary technology, for commercial sale worldwide. On April 2, 2002, we amended and restated this strategic alliance agreement between the parties (the 2002 Agreement) to provide, among other things, that this collaboration would cover only that opioid analgesic product currently under development by the parties, namely, oxymorphone ER, now known as Opana® ER. We had historically shared, on an equal basis, the costs of products developed under this agreement. On March 18, 2003, we received notice from Penwest that it was exercising its right under the agreement to cease funding its share of the development and pre-launch marketing costs of oxymorphone ER on account of their concern about their ability to access external capital funding opportunities in the future. Accordingly, we were responsible for funding 100% of these remaining costs until June 22, 2006, the date on which oxymorphone ER received FDA approval. In January 2007, the Company and Penwest entered into an amendment (the 2007 Amendment) to the 2002 Agreement. Under the terms of the 2007 Amendment, Endo and Penwest agreed to restructure the 2002 Agreement to provide that royalties payable to Penwest for U.S. sales of Opana® ER will be calculated based on net sales of the product rather than on operating profit, and to change certain other provisions of the 2002 Agreement. The 2007 Amendment also resolves the parties' ongoing disagreement with regard to sharing of marketing expenses during the period prior to when Opana® ER reaches profitability. The key financial terms of the 2007 Amendment are summarized as follows:

- With respect to U.S. sales of Opana® ER, the Company's royalty payments to Penwest will be calculated starting at 22% of annual net sales of the product, and, based on agreed-upon levels of annual net sales achieved, the royalty rate can increase to a maximum of 30%.
- No royalty payments will be due to Penwest for the first $41 million of royalties that would otherwise have been payable beginning from the time of the product launch in July 2006.
- Penwest is entitled to receive milestone payments of up to $90 million based upon the achievement of certain agreed-upon annual sales thresholds.
- As noted above, in 2003, Penwest opted out of funding of the development costs for Opana® ER. Under the 2002 Agreement between the parties, the Company was entitled to recoup Penwest's share of these development costs through a temporary adjustment in royalties. Under the 2007 Amendment, the parties have agreed that Penwest's share of these unfunded development costs will be fixed at $28 million and will be recouped by the Company through a temporary 50% reduction in royalties payable to Penwest. This temporary reduction in royalties will not apply until the threshold for the royalty holiday referred to above has been met.

Hind Healthcare Inc.

In November 1998, Endo entered into a license agreement (referred to as the Hind License Agreement) with Hind Healthcare Inc., or Hind, for the sole and exclusive right to develop, use, market, promote and sell Lidoderm® in the United States. Under the terms of the Hind License Agreement, Endo paid Hind approximately $10 million based upon the achievement of certain milestones and capitalized this amount as an intangible asset representing the fair value of these exclusive rights. In addition, Endo pays Hind nonrefundable royalties based on net sales of Lidoderm®. Royalties are recorded as a reduction to net sales due to the nature of the license agreement and the characteristics of the license involvement by Hind in Lidoderm®. The royalty rate is 10% of net sales through the shorter of (1) the expiration of the last licensed patent or (2) November 20, 2011, including a minimum royalty of at least $500,000 per year. During 2006, 2005 and 2004, we recorded $62.8 million, $46.4 million and $34.5 million for these royalties to Hind, respectively, which were recorded as a reduction to net sales. At December 31, 2006 and 2005, $19.2 million and $14.5 million, respectively, is recorded as royalty payable and included in accounts payable in the accompanying balance sheet. In March 2002, we extended this license with Hind to cover Lidoderm® in Canada and Mexico.

Lavipharm Laboratories, Inc.

In November 1999, Endo entered into a collaboration agreement with Lavipharm Laboratories, Inc. pursuant to which Endo obtained exclusive worldwide rights to Lavipharm's existing drug delivery technology platforms. Under the terms of this collaboration agreement, Endo paid an upfront license fee of $1 million. In September 2001, we amended this agreement to limit its scope to one of Lavipharm's existing drug delivery technologies in combination with two specific active drug substances. In January 2004, we terminated this agreement and made a termination payment to Lavipharm of $3 million plus the potential for up to an additional $5 million in contingent termination payments upon the occurrence of future events. The payment of these additional contingent termination amounts is not likely due the fact that the FDA informed our former partner, Noven Pharmaceuticals, that it would not approve Noven's Abbreviated New Drug Application for its developmental transdermal fentanyl patch, as discussed below. We wrote-off the unamortized portion of the Lavipharm upfront license fee and expensed the termination payment of $3 million during the year ended December 31, 2004.

DURECT Corporation

In January 2006, DURECT and Endo entered into Amendment No. 3 to the DURECT CHRONOGESIC™ License Agreement. Under Amendment No. 3, Endo has the right to terminate the Agreement in the event that (i) DURECT has not delivered to Endo, on or before March 31, 2007, a written notice that a human pharmacokinetic trial had been completed with the CHRONOGESIC™ product candidate, together with a full study report of the results of the trial or (ii) Endo, determines, in its sole discretion, to terminate the Agreement during the sixty-day period after DURECT's delivery of such notice, *provided that*, in each case Endo delivers to DURECT its written notice of termination prior to April 30, 2007. Under Amendment No. 3, Endo shall not be responsible for any development costs for the CHRONOGESIC™ product candidate prior to May 1, 2007. Commencing on May 1, 2007, unless the Agreement is earlier terminated by Endo, Endo will fund 50% of the ongoing development costs for the CHRONOGESIC™ product candidate in accordance with the terms of the Agreement. Endo will also reimburse DURECT for a portion of its prior development costs upon the achievement of certain milestones. Milestone payments made by Endo under the DURECT CHRONOGESIC™ License Agreement could total up to $52.0 million. Endo and DURECT will share profits equally, based on projected financial performance of CHRONOGESIC™. In addition, the DURECT CHRONOGESIC™ License Agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. The DURECT CHRONOGESIC™ License Agreement generally lasts until the underlying patents on the product expire. With respect to termination rights, the DURECT CHRONOGESIC™ License Agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require Endo to pay DURECT up to $10.0 million.

In addition, in March 2005, we signed an agreement that gives us the exclusive license to develop and commercialize DURECT's sufentanil-containing transdermal patch in the U.S. and Canada (the "DURECT Sufentanil Agreement"). The sufentanil patch, which is in early-stage clinical development, is intended to provide relief of moderate-to-severe chronic pain for up to seven days. We have assumed all remaining development and regulatory filing responsibility for this product, including the funding thereof. Under the terms of the DURECT Sufentanil Agreement, in April 2005, we paid DURECT a $10 million upfront fee, which was expensed as research and development, and are subject to potential additional payment requirements of up to approximately $35 million upon achievement of predetermined regulatory and commercial milestones. We will also pay royalties to DURECT on net sales of the sufentanil transdermal patch. In addition, the DURECT Sufentanil Agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. The DURECT Sufentanil Agreement will continue in effect until terminated. The DURECT Sufentanil Agreement provides each party with specified termination rights, including the right of each party to terminate the DURECT Sufentanil Agreement upon material breach of the DURECT Sufentanil Agreement by the other party and the right of Endo to terminate the DURECT Sufentanil Agreement at any time without cause subject to a specified notice period.

SkyePharma, Inc.

In December 2002, we entered into a Development and Marketing Strategic Alliance Agreement with SkyePharma, Inc. and SkyePharma Canada, Inc. relating to two of SkyePharma's patented development products, DepoDur® and Propofol IDD-D™ (collectively, the "Skye Products"). Under the terms of the Agreement, Endo received an exclusive license to the U.S. and Canadian marketing and distribution rights for the Skye Products, with options for certain other development products. In return, Endo made a $25 million upfront payment to SkyePharma, which we capitalized as an intangible asset representing the fair value of the exclusive license of the distribution and marketing rights for DepoDur®, with no value being assigned to Propofol IDD-D™ or any other SkyePharma products. We were amortizing this intangible asset over its estimated useful life of 17 years. During the year ended December 31, 2005, we recorded a receivable from SkyePharma of $5 million based upon the achievement of certain criteria as specified in the agreement. This receivable was recorded as a reduction to our recorded intangible asset and the remaining intangible asset began to be amortized over its remaining useful life of 15 years. We collected this receivable in January 2006. During the year ended December 31, 2004, we paid and expensed to research and development a $5 million milestone payment to SkyePharma upon approval of the NDA for DepoDur®. During the year ended December 31, 2004, we paid and expensed to research and development a $5 million milestone payment to SkyePharma upon the advancement of Propofol IDD-D™ to the end of Phase II clinical development. Under this agreement, we also obtained options on other SkyePharma development products, including DepoBupivicaine™, a long-acting, sustained release formulation of the local anesthetic bupivacaine. We had the option to obtain commercialization rights for this product when SkyePharma successfully completed its Phase II trials; however, in February 2006 we relinquished our rights to DepoBupivicaine™. During the first quarter of 2006, SkyePharma and the Company decided to discontinue their development and commercialization of the Propofol IDD-D™ product candidate due to development challenges encountered in attempting to achieve the targeted product profile. In January 2007, following an assessment of the status of DepoDur®, we announced that we notified SkyePharma PLC of our intent to terminate our development and commercialization agreement for this product and, in February 2007, entered into a termination agreement with SkyePharma whereby the Development and Marketing Strategic Alliance Agreement will terminate in its entirety on March 31, 2007. In order to provide for the continued commercial support of the DepoDur® product and the transition of such product to SkyePharma on March 31, 2007, Endo will continue to provide a number of services and undertake certain activities. Specifically, Endo will use commercially reasonable efforts to maintain and continue all U.S. commercial activities in support of DepoDur® through March 31, 2007, and at SkyePharma's option, on a month-to month basis after March 31, 2007 but not beyond June 30, 2007; and support and/or undertake the transition of certain Endo functions and activities (including third party activities) to SkyePharma that are useful and necessary for SkyePharma to assume commercial and related responsibilities for DepoDur® in the U.S. During the year ended December 31, 2006, as a result of the continued lack of commercial success of DepoDur®, we recorded an impairment charge of $14.8 million related to the remaining unamortized portion of our SkyePharma intangible asset.

Noven Pharmaceuticals, Inc.

In February 2004, we entered into a License Agreement and a Supply Agreement with Noven Pharmaceuticals, Inc. under which Noven exclusively licensed to us the U.S. and Canadian rights to its developmental transdermal fentanyl patch, which was intended to be the generic equivalent of Johnson & Johnson's Duragesic® (fentanyl transdermal system). We made an upfront payment of $8.0 million, $1.5 million of which we expensed as research and development costs and $6.5 million of which we capitalized as an intangible asset representing the fair value of the exclusive license of the distribution and marketing rights. We were amortizing this intangible asset over its useful life of 11 years. On September 27, 2005, the FDA informed Noven that it would not approve Noven's ANDA for its developmental transdermal fentanyl patch based on the FDA's assessment of potential safety concerns related to the higher drug content in the Noven product versus the reference-listed product, Duragesic®. As a result, we incurred a charge of approximately $4 million related to the write-off of our portion of the transdermal fentanyl patch inventory and an impairment charge of approximately $5.5 million, which represented the unamortized portion of the upfront license fee that we paid Noven in February 2004, during the year ended December 31, 2005. On March 2, 2006, we amended our license agreement with Noven, effective as of December 31, 2005, to terminate the provisions of the agreement applicable to the generic fentanyl patch product. As part of such amendment, Endo received a right of first negotiation for certain future generic fentanyl patch products that Noven may develop.

EpiCept Corp.

In December 2003, we entered into a license granting us exclusive, worldwide rights to certain patents of EpiCept Corp. as well as exclusive, worldwide commercialization rights to EpiCept's LidoPAIN® BP product. The license agreement provides for Endo to pay EpiCept milestones as well as royalties on the net sales of EpiCept's LidoPAIN® BP product. Under this agreement, we made an upfront payment to EpiCept of $7.5 million which we capitalized as an intangible asset representing the fair value of the exclusive right and the patents. We are amortizing this intangible asset over its useful life of 13 years. EpiCept has also retained an option to co-promote the LidoPAIN® BP product. Milestone payments made by Endo under this agreement, including regulatory milestones and sales thresholds, could total up to $82.5 million. In addition, this agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. This agreement generally lasts until the underlying patents expire.

Vernalis Development Limited

In July 2004, we entered into a license agreement and a loan agreement with Vernalis Development Limited, or Vernalis, under which Vernalis agreed to license exclusively to us rights to market Frova® (frovatriptan) in North America. Launched in the U.S. in June 2002, Frova® is indicated for the acute treatment of migraine headaches in adults. Under the terms of the license agreement, we paid Vernalis an upfront fee of $30 million and were required to make anniversary payments for the first two years at $15 million in 2005 and 2006 (both $15 million anniversary payments have been made), and a $40 million milestone payment upon FDA approval for the menstrual migraine indication (MM). We have capitalized the $30 million up-front payment, the present value of the two $15 million anniversary payments and the difference of $6.2 million between the face amount of the note and its present value at inception (See Note 8) as an intangible asset representing the fair value of the exclusive license to market Frova®. We are amortizing this intangible asset over its estimated useful life of 15 years. In addition, Vernalis will receive one-time milestone payments for achieving defined annual net sales targets. These sales milestone payments increase based on increasing net sales targets ranging from a milestone of $10 million on $200 million in net sales to a milestone of $75 million on $1.2 billion in net sales. These sales milestones could total up to $255 million if all of the defined net sales targets are achieved. We will also pay royalties to Vernalis based on the net sales of Frova® beginning on January 1, 2007. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement is for the shorter of the time (i) that there are valid claims on the Vernalis patents covering Frova® or there is market exclusivity granted by a regulatory authority, whichever is longer, or (ii) until the date on which a generic version of Frova® is first offered, but in no event longer than 20 years. We can terminate the license agreement under certain circumstances, including upon one years' written notice.

On July 1, 2005, we entered into a co-promotion agreement, as amended on December 22, 2005, with Vernalis. The co-promotion agreement, as amended, is related to the above described license agreement under which Vernalis agreed to exclusively license to us rights to market the product Frova® (frovatriptan) in North America. Pursuant to the license agreement, Vernalis had retained rights to co-promote Frova® in the United States. Vernalis has exercised its co-promotion option, and the co-promotion agreement, as amended, sets forth the certain specific terms and conditions governing such co-promotion and amends, restates and supersedes certain sections of the license agreement. Under the terms of both the license and co-promotion agreements, both as amended, beginning in January 2006 and ending on December 31, 2010, we are required to reimburse Vernalis for certain defined costs of their sales personnel.

Orexo AB

In August 2004, we entered into an agreement granting us the exclusive rights to develop and market Orexo AB's (a Swedish company) patented sublingual muco-adhesive fentanyl product (Rapinyl™) in North America. Rapinyl™ is a sub-lingual, fast-dissolving tablet of fentanyl intended for the treatment of breakthrough cancer pain. Rapinyl™ is based on Orexo's unique patented technology for sublingual administration. The agreement provided for us to make an up-front license fee payment of $10 million, which we capitalized as an intangible asset representing the fair value of the exclusive right to market products utilizing Orexo's unique patented technology for sublingual administration and are amortizing over its estimated useful life of 20 years, in addition to other license fees and payments based on development and regulatory milestones, which may total up to $22.1 million ($5.2 million and $7.3 million of which were recorded during the years ended December 31, 2006 and 2005, respectively and included in research and development expense). The agreement also provides for royalties based upon commercial sales and may include sales milestones if defined sales thresholds are achieved. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement shall be until the later of (i) the expiration of the patents or (ii) the expiration of any market exclusivity right. We can terminate the license agreement under certain circumstances, including upon six months' written notice, and we may be required to pay a termination fee of up to $750,000.

ProEthic Pharmaceuticals, Inc.

In March 2005, we entered into an agreement with ProEthic Pharmaceuticals, Inc. for the U.S. and Canadian rights to develop and commercialize a once-daily ketoprofen-containing topical patch. Ketoprofen is a non-steroidal anti-inflammatory drug (NSAID) generally used for the treatment of inflammation and pain and currently available in the U.S. only in oral form. The ketoprofen patch is being developed for the localized treatment of acute pain associated with soft-tissue injuries such as tendonitis or joint sprains and strains. Under the terms of the agreement, in March 2005, we paid a $10 million upfront fee that was expensed as research and development during the year ended December 31, 2005. We made a $5 million milestone payment upon the achievement of a regulatory milestone that was expensed as research and development during the year ended December 31, 2006. We could be required to make additional payments of approximately $8 million upon the achievement of certain regulatory and other milestones. We will also pay royalties on net sales of the ketoprofen patch. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement shall be until the later of (i) the expiration of the patents or (ii) the tenth (10th) anniversary of the date of the first commercial sale of the product. We can terminate the agreement at any time upon no more than ninety days' written notice.

ZARS Pharma

On January 6, 2006, we entered into an agreement with ZARS Pharma for the North American rights to Synera™ (lidocaine 70 mg and tetracaine 70 mg) topical patch. Synera™ is for use on intact skin to provide local dermal anesthesia in children and adults. Approved by the FDA on June 23, 2005, Synera™ became commercially available in the second half of 2006.

Under the terms of the agreement, we paid ZARS an upfront fee of $11 million in January 2006 and an additional $8 million upon the first commercial shipment of the product in the second half of 2006. Both amounts were capitalized as an intangible asset representing the fair value of the marketing rights to Synera™ acquired from ZARS. We may be required to make additional payments of up to approximately $19 million upon achievement of certain commercial milestones. We will also pay ZARS royalties on net sales of Synera™. Following an impairment review of Synera™, we determined that the carrying amount of the recorded intangible asset was not fully recoverable. As a result, we recorded a $16.5 million impairment charge to write the unamortized portion of this intangible asset down to its fair value, determined using a discounted cash flow model.

Other

We have licensed from universities and other companies rights to certain technologies or intellectual property generally in the field of pain management. We are generally required to make upfront payments as well as other payments upon successful completion of regulatory or sales milestones. In addition, these agreements generally require us to pay royalties on sales of the products arising from these agreements. These agreements generally permit Endo to terminate the agreement with no significant continuing obligation.

5. Inventories

Inventories are comprised of the following at December 31, 2006 and 2005, respectively (in thousands):

	2006	2005
Raw materials	$ 7,619	$13,094
Work-in-process	9,718	7,868
Finished goods	44,792	30,021
Total	$62,129	$50,983

6. Property and Equipment

Property and equipment is comprised of the following at December 31, 2006 and 2005, respectively (in thousands):

	2006	2005
Machinery and equipment	$ 14,390	$ 6,278
Leasehold improvements	13,772	13,500
Computer equipment and software	13,483	12,726
Assets under capital leases	7,149	10,506
Furniture and fixtures	5,692	5,527
Assets under construction	6,108	9,196
	60,594	57,733
Less accumulated depreciation	(24,029)	(19,732)
Total	$ 36,565	$ 38,001

Depreciation expense was $8.7 million, $7.8 million and $5.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

7. Goodwill and Other Intangibles

Goodwill and other intangibles represent a significant portion of our assets and stockholders' equity. As of December 31, 2006, goodwill and other intangibles comprised approximately 19% of our total assets and 25% of our stockholders' equity. Goodwill and other intangible assets consist of the following at December 31, 2006 and 2005, respectively (in thousands):

	December 31, 2006	December 31, 2005
Goodwill	$181,079	$181,079
Amortizable Intangibles:		
Licenses	$ 94,621	$112,100
Patents	3,200	3,200
	97,821	115,300
Less accumulated amortization	(19,775)	(16,235)
Other Intangibles, net	$ 78,046	$ 99,065

Changes in the gross carrying amount of licenses for the two years ended December 31, 2006, are as follows:

	Gross carrying amount
	(in thousands)
Balance at January 1, 2005	$123,600
Noven impairment	(6,500)
SkyePharma payment	(5,000)
Balance at December 31, 2005	$112,100
Synera™ license	19,000
DepoDur® impairment	(20,000)
Synera™ impairment	(16,479)
Balance at December 31, 2006	$ 94,621

Amortization expense was $8.8 million, $7.7 million and $5.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, estimated amortization of intangibles for the five fiscal years subsequent to December 31, 2006 is as follows (in thousands):

2007	$6,209
2008	6,209
2009	6,209
2010	6,209
2011	6,209

8. Note Receivable

In July 2004, we entered into a license agreement and a loan agreement with Vernalis Development Limited, or Vernalis, under which Vernalis agreed to exclusively license to us the rights to market Frova® (frovatriptan) in North America. Under the loan agreement, we provided Vernalis with a loan of $50 million in August 2004. The loan was primarily used to make a payment in full and final settlement of the amounts due to Elan Corporation from Vernalis in connection with Vernalis' reacquisition of the North American rights to Frova®. The loan is secured against the revenues receivable by Vernalis under the license agreement. At our election, we are able to offset $20 million of the $40 million menstrual migraine indication approval milestone and 50% of all royalties to be paid under the license agreement to Vernalis to repay the loan. To the extent not previously repaid, the loan is due in full after five years. Interest is at the rate of 5% per annum payable semi-annually. However, Vernalis has the option to defer payment of interest and increase the loan outstanding each time an interest payment becomes due. Vernalis has elected to defer the payment of the first five semi-annual interest amounts otherwise due January 31 and July 31 totaling approximately $6.2 million as of December 31, 2006.

We estimated that an approximate fair market rate of interest for this type of secured loan was 8% per annum and therefore recorded the note receivable at its present value at inception of $43.8 million. The note receivable is being accreted up to its face amount at maturity using the effective interest method and thus the effective interest rate over the five-year term will be 8% per annum. The difference of $6.2 million between the face amount of the note and its present value at inception has been treated as additional consideration paid to acquire the license rights and has been included in other intangibles, net. Interest income recognized on this note receivable was $3.9 million, $3.9 million and $1.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

9. Accrued Expenses

Accrued expenses are comprised of the following at December 31, 2006 and 2005, respectively (in thousands):

	2006	2005
Chargebacks	$ 33,928	$ 50,808
Returns	20,110	21,215
Rebates	72,813	95,565
Other sales deductions	5,872	15,338
License fees	—	14,633
Deferred revenue	14,393	—
Other	17,412	16,717
Total	$164,528	$214,276

10. Credit Facility

In December 2001, we amended and restated our senior secured credit facility with a number of lenders. This amended and restated credit facility provided us with a line of credit of $75.0 million. We did not borrow any amounts under the facility during 2006, and the line of credit expired on December 21, 2006. We have not renegotiated a credit facility at this time.

11. Income Taxes

Income tax consists of the following for 2006, 2005, and 2004 (in thousands):

	2006	2005	2004
Current:			
Federal	$46,814	$ (53,318)	$32,189
State	1,766	29	5,404
	48,580	(53,289)	37,593
Deferred:*			
Federal	5,186	12,251	43,912
State	4,158	(3,012)	6,300
	9,344	9,239	50,212
Excess tax benefits of stock options exercised	37,933	165,903	—
Valuation allowance	38	96	(18)
Total income tax	$95,895	$121,949	$87,787

* Certain 2005 amounts have been reclassified to confirm to the current year presentation.

A reconciliation of income tax at the federal statutory income tax rate to the total income tax provision for 2006, 2005, and 2004 is as follows (in thousands):

	2006	2005	2004
Federal income tax at the statutory rate	$81,806	$113,485	$80,884
State income tax net of federal benefit	7,295	12,157	7,511
Research and development credit	(950)	(1,686)	(588)
Effect of permanent items:			
Purchased in-process research and development	9,116	—	—
Tax exempt interest income	(5,621)	(1,937)	(345)
Non-deductible executive compensation	2,600	—	—
Other	1,649	(70)	325
Total income tax	$95,895	$121,949	$87,787

The tax effects of temporary differences that comprise the current and non-current deferred income tax amounts shown on the balance sheets at December 31 are as follows (in thousands):

	2006	2005
Deferred tax assets:		
Accrued expenses	$ 54,562	$ 70,146
Compensation related to stock options	4,468	—
Purchased in-process research and development	6,549	7,722
Net operating loss carryforward	12,073	4,870
Capital loss carryforward	11,219	5,574
Other intangible assets	15,494	5,429
Other	1,893	698
Total gross deferred income tax assets	106,258	94,439
Deferred tax liabilities:		
Depreciation and amortization	(35,686)	(31,700)
Other	(1,633)	(2,088)
Total gross deferred income tax liabilities	(37,319)	(33,788)
Valuation allowance	(12,216)	(5,574)
Net deferred income tax asset	$ 56,723	$ 55,077

As a result of the significant tax deductions generated in 2005 from the exercise of stock options, we incurred a net operating loss in 2005 for tax purposes which permitted us to obtain a tax refund of a portion of prior years' payments during 2006. As a result, we recorded an income tax receivable at December 31, 2005.

The estimated fair value of the RxKinetix purchased in-process research and development of $26.0 million was not a tax deductible item and, therefore, increased our effective income tax rate in 2006. The Company recorded a valuation allowance in 2006 due to the uncertainty of its ability to utilize the capital losses and state net operating losses acquired from RxKinetix. In addition, the Company recorded a valuation allowance on state net operating losses generated subsequent to the acquisition date. At December 31, 2006, the Company had $29.4 million in capital loss carryforwards, for tax purposes, which expire in 2009. Also, at December 31, 2006, the Company had $74.7 million in federal and state net operating loss carryforwards which expire at various intervals between 2010 and 2026.

12. Commitments and Contingencies

Manufacturing, Supply and Other Service Agreements We contract with various third party manufacturers and suppliers to provide us with our raw materials used in our products and finished goods. Our most significant agreements are with Novartis Consumer Health, Inc., Teikoku Seiyaku Co., Ltd., and Mallinckrodt Inc. If for any reason we are unable to obtain sufficient quantities of any of the finished goods or raw materials or components required for our products, this may have a material adverse effect on our business, financial condition and results of operations.

Novartis Consumer Health, Inc.

On May 3, 2001, we entered into a long-term manufacturing and development agreement with Novartis Consumer Health, Inc. whereby Novartis has agreed to manufacture certain of our commercial products and products in development. We are required to purchase, on an annual basis, a minimum amount of product from Novartis. The purchase price per product is equal to a predetermined amount per unit, subject to periodic adjustments. This agreement had a five-year term, with automatic five-year renewals thereafter. In August 2005, we extended this agreement until 2011. As of December 31, 2006, we are required to purchase a minimum of approximately $17 million per year through December 31, 2009. Amounts purchased pursuant to this agreement were $40.8 million, $39.9 million and $27.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. Either party may terminate this agreement on three-years' notice, effective at any time after the initial five-year term. Either party may also terminate this agreement on account of a material breach by the other.

Teikoku Seiyaku Co., Ltd.

Under the terms of this agreement, Teikoku, a Japanese manufacturer, manufactures Lidoderm® at its Japanese facility for commercial sale by us in the United States. We also have an option to extend the supply area to other territories within a defined period of time. The term of this agreement is from November 23, 1998 until the shorter of (1) the expiration of the last to expire patent that is licensed to us from Hind Healthcare Inc. or (2) November 20, 2011. This agreement may be terminated for material breach by either party and by us if the Hind Healthcare license agreement is terminated. Amounts purchased pursuant to this agreement were $142.2 million, $89.8 million and $94.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Mallinckrodt Inc.

Under the terms of this agreement, Mallinckrodt manufactures and supplies to us narcotic active drug substances, in bulk form, and raw materials for inclusion in our controlled substance pharmaceutical products. We are required to purchase a fixed percentage of our annual requirements of each narcotic active drug substance from Mallinckrodt. The purchase price for these substances is equal to a fixed amount, adjusted on an annual basis. The initial term of this agreement is July 1, 1998 until June 30, 2013, with an automatic renewal provision for unlimited successive one-year periods. Either party may terminate this agreement for a material breach. Amounts purchased pursuant to this agreements were $15.3 million, $24.6 million and $18.9 million for the years ended December 31, 2006, 2005 and 2004, respectively.

General

In addition to the manufacturing and supply agreements described above, we have agreements with (1) UPS Supply Chain Solutions, Inc. (f/d/b/a Livingston Healthcare Services, Inc.) for customer service support, warehouse and distribution services and certain financial functions that expires in 2010, (2) Kunitz and Associates Inc. for assistance with adverse event reporting and (3) PPD Development, LP for clinical development services, business development support and medical information services. Although we have no reason to believe that these agreements will not be honored, failure by any of these third parties to honor their contractual obligations may have a materially adverse effect on our business, financial condition and results of operations.

LICENSE AGREEMENTS, MILESTONES AND ROYALTIES

Hind Healthcare Inc.

Under the terms of the Hind License Agreement, royalties are recorded as a reduction to net sales due to the nature of the license agreement and the characteristics of the license involvement by Hind in Lidoderm®. The royalty rate is 10% of net sales through the shorter of (1) the expiration of the last licensed patent or (2) November 20, 2011, including a minimum royalty of at least $500,000 per year. During the years ended December 31, 2006, 2005 and 2004, we recorded $62.8 million, $46.4 million and $34.5 million, respectively, for these royalties to Hind. At December 31, 2006 and 2005, $19.2 million and $14.5 million, respectively, is recorded as royalty payable and included in accounts payable in the accompanying balance sheet.

Penwest Pharmaceuticals

In January 2007, the Company and Penwest entered into an amendment (the 2007 Amendment) to the 2002 amended and restated strategic alliance agreement between the parties (the 2002 Agreement). Under the terms of the 2007 Amendment, Endo and Penwest agreed to restructure the 2002 Agreement to provide that royalties payable to Penwest for U.S. sales of Opana® ER will be calculated based on net sales of the product rather than on operating profit, and to change certain other provisions of the 2002 Agreement. The 2007 Amendment also resolves the parties' ongoing disagreement with regard to sharing of marketing expenses during the period prior to when Opana® ER reaches profitability. The key financial terms of the 2007 Amendment are summarized as follows:

- With respect to U.S. sales of Opana® ER, Endo's royalty payments to Penwest will be calculated starting at 22% of annual net sales of the product, and, based on agreed-upon levels of annual net sales achieved, the royalty rate can increase to a maximum of 30%.
- No royalty payments will be due to Penwest for the first $41 million of royalties that would otherwise have been payable beginning from the time of the product launch in July 2006.
- Penwest is entitled to receive milestone payments of up to $90 million based upon the achievement of certain agreed-upon annual sales thresholds.
- In 2003, Penwest opted out of funding development costs for Opana® ER. Under the 2007 Amendment, the parties have agreed that Penwest's share of these unfunded development costs will be fixed at $28 million and will be recouped by Endo through a temporary 50% reduction in royalties payable to Penwest. This temporary reduction in royalties will not apply until the threshold for the royalty holiday referred to above has been met.

DURECT Corporation

In January 2006, DURECT and Endo entered into Amendment No. 3 to the DURECT CHRONOGESIC™ License Agreement. Commencing on May 1, 2007, unless the Agreement is earlier terminated by Endo, Endo will fund 50% of the ongoing development costs for the CHRONOGESIC™ product candidate in accordance with the terms of the Agreement. Endo will also reimburse DURECT for a portion of its prior development costs upon the achievement of certain milestones. Milestone payments made by Endo under the DURECT CHRONOGESIC™ License Agreement could total up to $52.0 million. Endo and DURECT will share profits equally, based on projected financial performance of CHRONOGESIC™. With respect to termination rights, the DURECT CHRONOGESIC™ License Agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require Endo to pay DURECT up to $10.0 million.

In addition, in March 2005, we signed an agreement that gives us the exclusive license to develop and commercialize DURECT's sufentanil-containing transdermal patch in the U.S. and Canada (the "DURECT Sufentanil Agreement"). Under the terms of the DURECT Sufentanil Agreement, in April 2005, we paid DURECT a $10 million upfront fee, which was expensed as research and development, and are subject to potential additional payment requirements of up to approximately $35 million upon achievement of predetermined regulatory and commercial milestones. We will also pay royalties to DURECT on net sales of the sufentanil transdermal patch. The DURECT Sufentanil Agreement provides each party with specified termination rights, including the right of each party to terminate the DURECT Sufentanil Agreement upon material breach of the DURECT Sufentanil Agreement by the other party and the right of Endo to terminate the DURECT Sufentanil Agreement at any time without cause subject to a specified notice period.

EpiCept Corp.

Our license agreement with EpiCept provides for Endo to pay EpiCept milestones as well as royalties on the net sales of EpiCept's LidoPAIN® BP product. EpiCept has also retained an option to co-promote the LidoPAIN® BP product. Under this agreement, Endo also received an exclusive, worldwide license to certain patents of EpiCept Corp. Milestone payments made by Endo under this agreement, including regulatory milestones and sales thresholds, could total up to $82.5 million.

Vernalis Development Limited

Under the terms of the license agreement with Vernalis, we could be required to make a $40 million milestone payment upon FDA approval for the menstrual migraine indication (MM). In addition, Vernalis could receive one-time milestone payments for achieving defined annual net sales targets. These sales milestone payments increase based on increasing net sales targets ranging from a milestone of $10 million on $200 million in net sales to a milestone of $75 million on $1.2 billion in net sales. These sales milestones could total up to $255 million if all of the defined net sales targets are achieved. We will also pay royalties to Vernalis based on the net sales of Frova® beginning on January 1, 2007. We can terminate the license agreement under certain circumstances, including upon one years' written notice.

On July 1, 2005, we entered into a co-promotion agreement, as amended on December 22, 2005, with Vernalis. Under the terms of both the license and co-promotion agreements, both as amended, beginning in January 2006 and ending on December 31, 2010 we are required to reimburse Vernalis for certain defined costs of their sales personnel.

Orexo AB

Our agreement with Orexo provides for us to make additional license fees and payments based on development and regulatory milestones, which may total up to $22.1 million ($5.2 million and $7.3 million of which were recorded during the years ended December 31, 2006 and 2005, respectively, and included in research and development expense). The agreement also provides for royalties upon commercial sales and may include sales milestones, up to $39.2 million, if defined sales thresholds are achieved. We can terminate the license agreement under certain circumstances, including upon six months' written notice, and we may be required to pay a termination fee of up to $750,000.

ProEthic Pharmaceuticals, Inc.

Under the terms of the agreement, in March 2005, we paid a $10 million upfront fee that was expensed as research and development during the year ended December 31, 2005. During 2006, we made an additional $5 million milestone payment that has been expensed as research and development. We could be required to make additional payments of approximately $8 million upon the achievement of certain regulatory and other milestones. We will also pay royalties on net sales of the ketoprofen patch. We can terminate the agreement at any time upon no more than ninety days' written notice.

Zars Pharma

Under the terms of the agreement, we may be required to make additional payments of up to approximately $19 million upon achievement of certain commercial milestones. We will also pay ZARS royalties on net sales of Synera™.

Life Sciences Opportunities Fund (Institutional) II, L.P.

On December 12, 2003, we entered into a subscription agreement to invest up to $10 million into Life Sciences Opportunities Fund (Institutional) II, L.P., a Delaware limited partnership formed to carry out investments in life science companies. As part of this investment, we are able to capitalize on the knowledge of LOF Partners, LLC, the general partner, and its access to life sciences entities with promising pharmaceutical assets, technologies and management talent and on the general partner's wide range of industry contacts and resources. As of December 31, 2006, we have invested $2.7 million in this partnership and are accounting for this investment utilizing the equity method.

Employment Agreements

We have entered into employment agreements with certain members of management.

Research Contracts

In addition to our agreement with PPD Development, LP, we routinely contract with universities, medical centers, contract research organizations and other institutions for the conduct of research and clinical studies on our behalf. These agreements are generally for the duration of the contracted study and contain provisions that allow us to terminate prior to completion.

Collaboration Agreements

We have also entered into certain collaboration agreements with third parties for the development of pain management and other products. Potential milestone payments pursuant to these contracts could total up to approximately $6 million. These agreements require us to share in the development costs of such products and grant marketing rights to us for such products. If our third party partners are unable or unwilling to fund their portion of the collaboration project with us, this may adversely affect our results of operations and cash flows in the foreseeable future.

Legal Proceedings

While we cannot predict the outcome of the following legal proceedings, we believe that the claims against us are without merit, and we intend to vigorously defend our position. An adverse outcome in any of these proceedings could have a material adverse effect on our current and future financial position and results of operations. No amounts have been accrued with respect to any of these unsettled legal proceedings at December 31, 2006.

Department of Health and Human Services Subpoena.

In January 2007, the Company received a subpoena issued by the United States Department of Health and Human Services, Office of Inspector General (OIG). The subpoena requests documents relating to Lidoderm® (lidocaine patch 5%), primarily with regard to Lidoderm®'s sales, marketing and promotion, and our knowledge of physicians' use of Lidoderm® for non-indicated uses. We are cooperating with the government to provide the requested documents.

Purdue Pharma L.P., et al. v. Endo Pharmaceuticals Inc., et al., Index No. 00 Civ. 8029 (SHS) (S.D.N.Y.); Purdue Pharma L.P., et al. v. Endo Pharmaceuticals Inc., et al., Index No. 01 Civ. 2109 (SHS) (S.D.N.Y.); Purdue Pharma L.P., et al. v. Endo Pharmaceuticals Inc., et al., Index No. 01 Civ. 8177 (SHS) (S.D.N.Y.)

On October 20, 2000, The Purdue Frederick Company and related companies (Purdue) filed suit against us and our subsidiary, Endo Pharmaceuticals Inc. (EPI), in the U.S. District Court for the Southern District of New York alleging that EPI's bioequivalent version of Purdue's OxyContin® (oxycodone hydrochloride extended-release tablets), 40mg strength, infringes three of its patents. This suit arose after EPI provided the plaintiffs with notice that its ANDA submission for a bioequivalent version of Purdue's OxyContin®, 40mg strength, challenged the listed patents for OxyContin® 40mg tablets. On March 13, 2001 and August 30, 2001, Purdue filed two more suits for infringement of the same patents against us and EPI in the Southern District of New York, in response to EPI's ANDA amendments adding bioequivalent versions of the 10, 20 and 80 mg strengths of OxyContin®. In each of the three cases, EPI pleaded counterclaims that the patents asserted by Purdue are invalid, unenforceable and/or not infringed by EPI's formulation of oxycodone hydrochloride extended-release tablets, and that Purdue violated antitrust laws by enforcing fraudulently procured patents.

The trial of the patent claims in all three of the suits against us and EPI concluded on June 23, 2003. On January 5, 2004, the district court issued an opinion and order holding that, while Endo infringes the three Purdue patents, the patents are unenforceable due to inequitable conduct. The district court dismissed the patent claims against us and EPI, declared the patents invalid, and enjoined Purdue from further enforcement of the patents. On June 7, 2005, the U.S. Court of Appeals for the Federal Circuit in Washington, D.C. affirmed the district court's decision that, while Endo's oxycodone extended-release tablets infringe the Purdue patents, the patents are unenforceable. On June 21, 2005, Purdue filed a petition with the Federal Circuit seeking rehearing of the appeal.

On February 1, 2006, the Federal Circuit granted Purdue's motion for rehearing, vacated the June 7, 2005 decision of the district court, and remanded the case to the district court for further proceedings. The Federal Circuit's decision on rehearing directed the district court to give further consideration to its previous finding of unenforceability due to inequitable conduct. The Federal Circuit also affirmed the district court's finding that EPI's oxycodone extended-release tablets infringe the Purdue patents.

Following the remand, we entered into settlement discussions with Purdue. On August 28, 2006, we executed a settlement agreement with Purdue pursuant to which we agreed to cease selling our oxycodone extended-release products on December 31, 2006. We and EPI, as well as our manufacturers, distributors, purchasers, and patients, are released from all liability for infringement of Purdue's patents in connection with EPI's prior and future sales of these products. Though the settlement agreement has been submitted to the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice as required by statute, the release will survive unless overturned by a court order. On October 6, 2006, the district court entered a Consent Judgment, the effect of which is to conclude the litigation in accordance with the terms of the settlement agreement.

Litigation similar to that described above may also result from products we currently have in development, as well as those that we may develop in the future. We, however, cannot predict the timing or outcome of any such litigation, or whether any such litigation will be brought against us.

Pricing Litigation

A number of cases, brought by local and state government entities, are pending that allege generally that EPI and numerous other pharmaceutical companies reported false pricing information in connection with certain drugs that are reimbursable under Medicaid. These cases generally seek damages, treble damages, disgorgement of profits, restitution and attorneys' fees. The federal court cases have been or are in the process of being consolidated in the United States District Court for the District of Massachusetts under the Multidistrict Litigation Rules as In re: Pharmaceutical Industry Average Wholesale Price Litigation, MDL 1456. The following previously reported cases are pending in MDL 1456 and have been consolidated into one consolidated complaint: *City of New York v. Abbott Laboratories, Inc., et al.*; *County of Albany v. Abbott Laboratories, Inc., et al.*; *County of Allegany v. Abbott Laboratories, Inc., et al.*; *County of Broome v. Abbott Laboratories, Inc., et al.*; *County of Cattaraugus v. Abbott Laboratories, Inc., et al*; *County of Cayuga v. Abbott Laboratories, Inc., et al.*; *County of Chautauqua v. Abbott Laboratories, Inc., et al.*; *County of Chemung v. Abbott Laboratories, Inc., et al.*; *County of Chenango v. Abbott Laboratories, Inc., et al.*; *County of Columbia v. Abbott Laboratories, Inc., et al.*; *County of Cortland v. Abbott Laboratories, Inc., et al.*; *County of Dutchess v. Abbott Laboratories, Inc., et al.*; *County of Essex v. Abbott Laboratories, Inc., et al.*; *County of Fulton v. Abbott Laboratories, Inc., et al.*; *County of Genesee v. Abbott Laboratories, Inc., et al.*; *County of Greene v. Abbott Laboratories, Inc., et al.*; *County of Herkimer v. Abbott Laboratories, Inc., et al.*; *County of Jefferson v. Abbott Laboratories, Inc., et al.*; *County of Lewis v. Abbott Laboratories, Inc., et al.*; *County of Madison v. Abbott Laboratories, Inc., et al.*; *County of Monroe v. Abbott Laboratories, Inc., et al.*; *County of Niagara v. Abbott Laboratories, Inc., et al.*; *County of Oneida v. Abbott Laboratories, Inc., et al.*; *County of Onondaga v. Abbott Laboratories, Inc., et al.*; *County of Ontario v. Abbott Laboratories, Inc., et al.*; *County of Orleans v. Abbott Laboratories, Inc., et al.*; *County of Putnam v. Abbott Laboratories, Inc., et al.*; *County of Rensselaer v. Abbott Laboratories, Inc., et al.*; *County of Rockland v. Abbott Laboratories, Inc., et al.*; *County of St. Lawrence v. Abbott Laboratories, Inc., et al.*; *County of Saratoga v. Abbott Laboratories, Inc., et al.*; *County of Schuyler v. Abbott Laboratories, Inc., et al.*; *County of Seneca v. Abbott Laboratories, Inc., et al.*; *County of Steuben v. Abbott Laboratories, Inc., et al.*; *County of Suffolk v. Abbott Laboratories, Inc., et al.*; *County of Tompkins v. Abbott Laboratories, Inc., et al.*; *County of Ulster v. Abbott Laboratories, Inc., et al.*; *County of Warren v. Abbott Laboratories, Inc., et al.*; *County of Washington v. Abbott Laboratories, Inc., et al.*; *County of Wayne v. Abbott Laboratories, Inc., et al.*; *County of Westchester v. Abbott Laboratories, Inc., et al*; *County of Wyoming v. Abbott Laboratories, Inc., et al.*; and *County of Yates v. Abbott Laboratories, Inc., et al.*

Three previously reported cases, *County of Erie v. Abbott Laboratories, Inc., et al.*, originally filed in the Supreme Court of the State of New York, Erie County, *County of Oswego v. Abbott Laboratories, Inc., et al.*, originally filed in the Supreme Court of the State of New York, Oswego County, and *County of Schenectady v. Abbott Laboratories, Inc., et al.*, originally filed in the Supreme Court of the State of New York, Schenectady County, which name EPI and numerous other pharmaceutical companies, were removed to federal court. On February 7, 2007, the United States Judicial Panel on Multidistrict Litigation issued its final order transferring these cases to MDL 1456.

There is a previously reported case pending in the Circuit Court of Montgomery County, Alabama against EPI and numerous other pharmaceutical companies, *State of Alabama v. Abbott Laboratories, Inc., et al.*

There is a previously reported case against EPI and numerous other pharmaceutical companies: *State of Mississippi v. Abbott Laboratories, Inc., et al.*, originally filed in the Chancery Court of Hinds County, Mississippi, and now removed to and pending in the United States District Court for the Southern District of Mississippi. Prior to removal, the State of Mississippi offered to enter an agreed order of dismissal with respect to Endo, and Endo filed a notice of acceptance of that offer in Hinds County Chancery Court. Endo is now listed as a terminated party for purposes of the litigation in the United States District Court for the Southern District of Mississippi.

The Company intends to contest all of these cases vigorously. Litigation similar to that described above may also be brought by other plaintiffs in various jurisdictions. However, we cannot predict the timing or outcome of any such litigation, or whether any such litigation will be brought against the Company.

Other Legal Proceedings

In addition to the above proceedings, we are involved in, or have been involved in, arbitrations or various other legal proceedings that arise from the normal course of our business. We cannot predict the timing or outcome of these claims and other proceedings. Currently, we are not involved in any arbitration and/or other legal proceeding that we expect to have a material effect on our business, financial condition and results of operations.

Leases

We lease office and laboratory facilities under certain noncancelable operating leases that expire through January 2015. These leases are renewable at our option. Our capital leases primarily consist of leased automobiles. A summary of minimum future rental payments required under capital and operating leases as of December 31, 2006 is as follows (in thousands):

	Capital Leases	Operating Leases
2007	$1,479	$ 2,875
2008	489	2,901
2009	23	2,603
2010		2,392
2011	—	1,969
Thereafter	—	4,350
Total minimum lease payments	$1,991	$17,090
Less: Amount representing interest	282	
Total present value of minimum payments	$1,709	
Less: Current portion of such obligations	1,274	
Long-term capital lease obligations	$ 435	

Rent expense incurred under operating leases was $3.1 million, $3.1 million and $2.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

13. Savings and Investment Plan

On September 1, 1997, we established a defined contribution Savings and Investment Plan covering all employees. Employee contributions are made on a pre-tax basis under section 401(k) of the Internal Revenue Code (the "Code"). We match up to six percent of the participants' contributions subject to limitations under section 401(k) of the Code. Participants are fully vested with respect to their own contributions. Participants are fully vested with respect to our contributions after three years of continuous service. Contributions by us amounted to $3.7 million, $3.1 million and $2.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

14. Stockholders' Equity

Common Stock

Payment of dividends was restricted under terms of the Amended and Restated Credit Agreement, which expired on December 21, 2006.

Preferred Stock

The Board of Directors may, without further action by the stockholders, issue a series of Preferred Stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series. As of December 31, 2006, no shares of Preferred Stock have been issued.

Endo Pharma LLC 1997 Executive and Employee Stock Option Plans and Endo Pharma LLC 2000 Supplemental Executive and Employee Stock Option Plans

On November 25, 1997, the Company established the 1997 Employee Stock Option Plan and the 1997 Executive Stock Option Plan (collectively, the "1997 Stock Option Plans"). On July 17, 2000, the 1997 Stock Option Plans were amended and restated. The Endo Pharma LLC 1997 Stock Option Plans are these amended and restated 1997 Stock Options Plans and reserved an aggregate of 25,615,339 shares of common stock of the Company held by Endo Pharma LLC for issuance. Stock options granted under the Endo Pharma LLC 1997 Stock Option Plans expire on August 26, 2007. Upon exercise of these stock options, only currently outstanding shares of common stock of the Company held by Endo Pharma LLC are issued. Exercise of these stock options has not and will not result in the issuance of additional shares in the Company and does not dilute the ownership interests of our public stockholders.

Pursuant to the Algos merger and related recapitalization of the Company on July 17, 2000, the Endo Pharma LLC 2000 Supplemental Stock Option Plans were established. The Endo Pharma LLC 2000 Supplemental Stock Option Plans reserved an aggregate of 10,672,314 shares of common stock of the Company held by Endo Pharma LLC for issuance. Stock options granted under the Endo Pharma LLC 2000 Supplemental Stock Option Plans expire on August 26, 2007. The Endo Pharma LLC 2000 Supplemental Stock Option Plans became effective on January 1, 2003, resulting in the issuance of 10,672,314 stock options to certain employees and members of management. No additional shares of Company common stock have been or will be issued as a result of the exercise of these stock options, because these stock options are exercisable only into shares of Company common stock that are held by Endo Pharma LLC. Accordingly, exercise of these stock options has not and will not result in the issuance of additional shares in the Company and does not dilute the ownership interests of our public stockholders.

A summary of the activity under the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans for the three-year period ended December 31, 2006 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, January 1, 2004	31,885,026	$2.63		
Exercised	(6,854,980)	$2.46		
Forfeited	(754)	$2.42		
Outstanding, December 31, 2004	25,029,292	$2.68		
Exercised	(22,219,680)	$2.71		
Forfeited	(347)	$2.42		
Outstanding, December 31, 2005	2,809,265	$2.42		
Granted	809,893	$2.42		
Exercised	(3,543,717)	$2.42		
Forfeited	(182)	$2.42		
Outstanding, vested and exercisable, December 31, 2006	75,259	$2.42	0.65	$1,893,516

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 were $104.4 million, $523.3 million and $110.5 million, respectively. The weighted-average grant date fair value of the stock options granted during the year ended December 31, 2006 was $24.58, which was equal to the intrinsic value of the options on the date of grant as the options granted were immediately vested and exercised.

As of December 31, 2006, there was no remaining unrecognized compensation cost related to non-vested stock options granted pursuant to the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans. Additionally, no options were available for grant under the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans at December 31, 2006.

Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans

In August 2000, we established the Endo Pharmaceuticals Holdings Inc. 2000 Stock Incentive Plan. The 2000 Stock Incentive Plan reserves an aggregate of 4,000,000 shares of common stock of the Company for issuance to employees, officers, directors and consultants. The 2000 Stock Incentive Plan provides for the issuance of stock options, restricted stock, stock bonus awards, stock appreciation rights or performance awards. In May 2004, our stockholders approved the Endo Pharmaceuticals Holdings Inc. 2004 Stock Incentive Plan. The maximum number of shares of Company stock reserved for issuance under the 2004 Stock Incentive Plan is 4,000,000 shares. The 2004 Plan provides for the grant of stock options, stock appreciation rights, shares of restricted stock, performance shares, performance units or other share-based awards that may be granted to executive officers and other employees of the Company, including officers and directors who are employees, to non-employee directors and to consultants to the Company. As of December 31, 2006, only stock options have been awarded under both plans. Stock options granted under the 2000 and 2004 Stock Incentive Plans generally vest over four years and expire ten years from the date of grant. Unlike the stock options granted under the Endo Pharma LLC Stock Option Plans, the exercise of the stock options granted pursuant to the Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans will dilute the ownership interests of our public stockholders.

A summary of the activity under 2000 and 2004 Stock Incentive Plans for the three-year period ended December 31, 2006 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, January 1, 2004	3,330,179	$11.86		
Granted	981,806	$17.61		
Exercised	(86,248)	$ 8.96		
Forfeited	(238,191)	$15.94		
Outstanding, December 31, 2004	3,987,546	$13.09		
Granted	392,807	$22.13		
Exercised	(944,859)	$10.78		
Forfeited	(136,064)	$14.40		
Outstanding, December 31, 2005	3,299,430	$14.78		
Granted	1,733,530	$28.90		
Exercised	(800,086)	$10.55		
Forfeited	(316,012)	$23.47		
Expired	(6,094)	$18.52		
Outstanding, December 31, 2006	3,910,768	$21.19	7.59	$27,163,169
Vested and expected to vest, December 31, 2006	3,680,348	$20.92	7.52	$26,493,617
Exercisable, December 31, 2006	1,436,072	$14.50	6.04	$18,820,815

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 were $16.2 million, $15.9 million and $1.1 million, respectively.

For all of the Company's stock-based compensation plans, the fair value of each grant was estimated at the date of grant using the Black-Scholes option-pricing model. Black-Scholes utilizes assumptions related to volatility, the risk-free interest rate, the dividend yield (which is assumed to be zero, as the Company has not paid cash dividends to date and does not currently expect to pay cash dividends) and the expected term of the option. Expected volatilities utilized in the model are based mainly on the historical volatility of the Company's stock price over a period commensurate with the expected life of the share option as well as other factors. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The expected term of the option was calculated using the simplified method during 2006. The weighted-average grant date fair value of the stock options granted during the years ended December 31, 2006, 2005 and 2004 were $15.67, $11.66 and $9.83 per option, respectively, determined using the following assumptions:

	2006	2005	2004
Average expected term (years)	6.25	5.0	5.0
Risk-free interest rate	4.6%	3.8%	3.2%
Dividend yield	0.00	0.00	0.00
Expected volatility	50%	58%	63%

As of December 31, 2006, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $29.2 million. The weighted average remaining requisite service period of the non-vested stock options was 2.6 years. This unrecognized compensation cost does not include the impact of any future stock-based compensation awards. Approximately 6.2 million shares were reserved for future issuance upon exercise of options granted or to be granted under the 2000 and 2004 Stock Incentive Plans.

The following table summarizes information about stock options outstanding under our 2000 and 2004 Stock Incentive Plans at December 31, 2006:

2000 and 2004 Stock Incentive Plans Options Outstanding

Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Exercisable Weighted Average Exercise Price	Range of Exercise Prices
470,049	5.1	$ 9.10	466,931	$ 9.09	$ 6.47 - $ 9.70
36,246	5.6	$10.76	32,496	$10.73	$ 9.71 - $11.05
1,121,122	6.8	$15.69	627,428	$15.54	$11.06 - $16.47
625,160	7.2	$20.36	288,008	$20.37	$16.48 - $23.75
1,658,191	9.0	$28.89	21,209	$28.78	$23.76 - $34.58

15. Earnings Per Share

The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share for the years ended December 31, 2006, 2005 and 2004 (in thousands, except per share data):

	2006	2005	2004
Numerator:			
Net income available to common stockholders	$137,839	$202,295	$143,309
Denominator:			
For basic per share data — weighted average shares	133,178	132,242	131,805
Effect of dilutive stock options	733	1,047	913
For diluted per share data — weighted average shares	133,911	133,289	132,718
Basic earnings per share	$ 1.03	$ 1.53	$ 1.09
Diluted earnings per share	$ 1.03	$ 1.52	$ 1.08

Anti-dilutive securities were 1,367,103, 15,698, and 70,629 for 2006, 2005 and 2004, respectively and have not been included above.

16. Related Party Transactions

Tax Sharing Agreement. On July 14, 2000, Endo Pharma LLC was formed in connection with our merger with Algos Pharmaceutical Corporation (Algos) to ensure that the stock options granted pursuant to the Endo Pharma LLC Stock Option Plans diluted only the Endo common stock held by persons and entities that held such shares prior to our merger with Algos. Endo Pharma LLC is a limited liability company that held approximately 15% of our common stock at December 31, 2005, but less than 1% of our common stock as of December 31, 2006, in which affiliates of Kelso & Company and certain current and former members of management have an interest. Upon the exercise of these stock options, only currently outstanding shares of our common stock held by Endo Pharma LLC have been and will be delivered. Because Endo Pharma LLC, and not us, has been and will provide the shares upon the exercise of these options, we have entered into a tax sharing agreement with Endo Pharma LLC under which we are required to pay to Endo Pharma LLC the amount of the tax benefits usable by us as a result of the exercise of these stock options into shares of our common stock held by Endo Pharma LLC. As of December 31, 2006, approximately 36 million of these stock options had been exercised into shares of our common stock held by Endo Pharma LLC. Upon exercise of any of these Endo Pharma LLC stock options, we generally will be permitted to deduct as a compensation charge, for federal income tax purposes, an amount equal to the difference between the market price of our common stock and the exercise price paid upon exercise of these options (as of December 31, 2006, approximately $773 million), which is estimated to result in a tax benefit amount of approximately $298 million. Under the tax sharing agreement, we are required to pay this $298 million, $252 million of which has already been paid as of December 31, 2006, to Endo Pharma LLC to the extent that a compensation charge deduction is usable by us to reduce our taxes and based upon the assumption that all other deductions of Endo are used prior thereto. Additionally, as part of the tax sharing agreement, Endo Pharma LLC will reimburse us for the after-tax employer payroll taxes paid by us as a result of the exercise of the 36 million options discussed above. We have paid approximately $11 million in employer payroll taxes, of which Endo Pharma LLC will reimburse us for approximately $7 million which represents the after-tax employer payroll tax paid by us for the periods from 2001 through December 31, 2006. As of December 31, 2006, our net liability due to Endo Pharma LLC is approximately $38.7 million. All payments made and accrued pursuant to the tax sharing agreement have been reflected as a reduction of stockholders' equity in the accompanying financial statements.

During the year ended December 31, 2006, approximately 3.5 million shares underlying stock options granted under the Endo Pharma LLC stock option plans were exercised. Since the attributable compensation charge deductions are usable to reduce our taxes in 2006, we are obligated, under our amended tax sharing agreement, to pay to Endo Pharma LLC an additional tax benefit amount of approximately $38.7 million, which is our net liability due to Endo Pharma LLC referred to above. Fifty percent of the estimated tax benefit amount attributable to these exercises and any additional tax benefits attributable to the exercise of stock options granted under the Endo Pharma LLC stock option plans in 2006 will be due within 15 business days of the date we receive an opinion on our final audited 2006 financial statements from our independent registered public accounting firm, and the remaining tax benefit amount attributable to 2006 is due within 30 business days of the date on which we file our 2006 tax return with the Internal Revenue Service.

As of December 31, 2006, there were approximately 0.1 million stock options, which expire in August 2007, remaining to be exercised under the Endo Pharma LLC stock option plans. Using a weighted average exercise price of $2.42 per share and an assumed tax rate of 38.25%, if all of these remaining stock options under the Endo Pharma LLC stock option plans were vested and exercised, and assuming the price of our common stock was $27.58 per share, the closing price on December 29, 2006, we would generally be able to deduct, for income tax purposes, compensation of approximately $2 million, which could result in a tax benefit amount of approximately $1 million payable to Endo Pharma LLC in 2008. This would represent the final tax sharing payment due to Endo Pharma LLC.

As of December 31, 2006, there were no options remaining to be granted under the Endo Pharma LLC stock option plans.

Executive Compensation. In March 2006, Endo Pharma LLC advised our Board of Directors that it intended to pay a one-time cash bonus to each of Mr. Peter Lankau, our President and Chief Executive Officer, Ms. Caroline Manogue, our Executive Vice President, Chief Legal Officer and Secretary, and Mr. Jeffrey Black, our former Executive Vice President, Chief Financial Officer and Treasurer in the amount of $3 million, $6 million and $10 million, respectively, in recognition of their significant contributions to our success. These bonus payments have been recorded in selling, general and administrative expenses during the year ended December 31, 2006. These payments were made by the Company in April 2006 and repaid to us by Endo Pharma LLC in the third quarter of 2006 with interest. In addition, only a portion of these bonus payments will be deductible for federal and state income tax purposes. We are not required to pay nor will we pay to Endo Pharma LLC the amount of any of the tax benefits related to these bonus payments pursuant to the tax sharing agreement between us and Endo Pharma LLC. These bonuses will be funded entirely by Endo Pharma LLC, with no contribution by us and they have been treated as a capital contribution by Endo Pharma LLC.

Endo Pharma LLC also informed us that, in connection with its eventual winding-up, it would make a special allocation to Ms. Carol Ammon, our Chairman of the Board and former Chief Executive Officer, of approximately $22 million, with all or a portion of Ms. Ammon's payment being satisfied by granting to her the remaining unallocated Endo Pharma LLC stock options of approximately 0.8 million shares under the Endo Pharma LLC stock option plans. This amount has been recorded in selling, general and administrative expenses during the year ended December 31, 2006 and as a capital contribution by Endo Pharma LLC. This grant of options to Ms. Ammon was made during the fourth quarter of 2006. The 0.8 million options were granted by Endo Pharma LLC to Ms. Ammon in the fourth quarter of 2006, as described above, at an exercise price of $2.42 per share. Therefore, approximately $20 million of the $22 million recorded in the first quarter of 2006 was reclassified as a stock compensation expense representing the fair value of the option on the date of grant. These options were immediately vested and exercised by Ms. Ammon and the resulting compensation charge deduction of approximately $19 million and the resulting tax sharing obligation to Endo Pharma LLC is included in our tax sharing liability discussed above. Endo Pharma LLC intends to pay the remaining $2 million to Ms. Ammon in 2007.

Settlement of Contingent Obligation. During the year ended December 31, 2005, the Company reached an agreement with an individual to compensate him a total of $2 million for past services rendered to the Company. This agreement was finalized in May 2005, and the $2 million has been recorded in selling, general and administrative expenses during the year ended December 31, 2005. Endo Pharma LLC made these payments totaling $2 million on behalf of the Company, and they have been treated as a capital contribution by Endo Pharma LLC.

17. Subsequent Events

In February 2007, approximately 0.8 million stock options were granted to employees that will vest over four years and expire ten years from the date of grant. The exercise price of the options granted was equal to the closing price on the date of grant. The grant date fair value of the awards granted was approximately $12.5 million.

18. Quarterly Financial Data (Unaudited)

Quarter Ended	March 31,	June 30,	September 30,	December 31,
	(in thousands, except per share data)			
2006(1)				
Net sales	$205,043	$228,020	$217,125	$259,471
Gross profit	$156,306	$177,612	$172,719	$201,601
Operating income	$ 27,023	$ 89,230	$ 65,777	$ 28,499
Net income	$ 20,538	$ 57,636	$ 44,891	$ 14,774
Net income per share (basic)	$ 0.15	$ 0.43	$ 0.34	$ 0.11
Net income per share (diluted)	$ 0.15	$ 0.43	$ 0.33	$ 0.11
Weighted average shares (basic)	132,877	133,051	133,270	133,505
Weighted average shares (diluted)	133,790	133,936	134,147	134,136

Quarter Ended	March 31,	June 30,	September 30,	December 31,
	(in thousands, except per share data)			
2005(2)				
Net sales	$137,754	$196,380	$245,241	$240,789
Gross profit	$108,169	$154,122	$183,842	$187,681
Operating income	$ 20,231	$ 77,119	$104,726	$111,173
Net income	$ 13,815	$ 49,046	$ 66,553	$ 72,881
Net income per share (basic)	$ 0.10	$ 0.37	$ 0.50	$ 0.55
Net income per share (diluted)	$ 0.10	$ 0.37	$ 0.50	$ 0.54
Weighted average shares (basic)	131,871	131,973	132,376	132,736
Weighted average shares (diluted)	132,829	132,929	133,532	133,744

Quarterly and year to date computations of per share amounts are made independently; therefore, the sum of the per share amounts for the quarters may not equal per share amounts for the year.

(1) Operating income for the year ended December 31, 2006 was impacted by milestone payments to partners of $10.4 million and compensation expense of $42.4 million to be funded by Endo Pharma LLC in the first quarter. Operating income for the year ended December 31, 2006 was also impacted by fourth quarter charges to record the impairment of both the Synera™ and DepoDur® intangible assets, which amounted to $31.3 million, as well as a $26.0 million charge to expense purchased in-process research and development associated with the acquisition of RxKinetix, and the reversal of a contingent liability of $6.5 million.

(2) Operating income for the year ended December 31, 2005 was impacted by up-front and milestone payments to partners of $20 million in the first quarter, $6.5 million in the third quarter and $0.8 million in the fourth quarter. Operating income for the year ended December 31, 2005 was also impacted by the write-off of the transdermal fentanyl patch inventory and unamortized portion of the license fee of $10.5 million in the third quarter and the recovery of $0.7 million of this write-off in the fourth quarter.

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COMPANY INFORMATION

Directors

Carol A. Ammon
Chairman of the Board*

Roger H. Kimmel[1,2]
Chairman of the Board**
Vice-Chairman,
Rothschild, Inc.

John J. Delucca[1,3]
Retired Executive Vice President and
Chief Financial Officer,
REL Consultancy Group

Michel de Rosen[2]
Chairman of the Board,
President and Chief Executive Officer,
ViroPharma Incorporated

George F. Horner, III[1,3]
President and Chief Executive Officer,
Prestwick Pharmaceuticals, Inc.

Michael Hyatt[2,3]
Senior Managing Director,
Bear, Stearns & Co.

Peter A. Lankau
President and Chief Executive Officer

Clive A. Meanwell, M.D., Ph.D.
Chairman, President and
Chief Executive Officer
The Medicines Company

* Until May 30, 2007
** Effective May 30, 2007

Audit Committee Member
Nominating & Governance
Committee Member
Compensation Committee Member

Officers

Peter A. Lankau
President and Chief Executive Officer

Joyce N. LaViscount
Vice President, Financial Operations and
Chief Accounting Officer

David A. H. Lee, M.D., Ph.D.
Executive Vice President,
Research & Development and
Chief Scientific Officer

Caroline B. Manogue
Executive Vice President,
Chief Legal Officer and Secretary

Charles A. Rowland, Jr.
Executive Vice President,
Chief Financial Officer and Treasurer

CORPORATE INFORMATION

Corporate Headquarters
100 Endo Boulevard
Chadds Ford, PA 19317
(610) 558-9800

R&D Facilities
177 Cantiague Rock Road
Westbury, NY 11590

Endo Pharmaceuticals Colorado
3122 Sterling Circle, Suite 200
Boulder, CO 80301

Auditors
Deloitte & Touche LLP
1700 Market Street, 25th Floor
Philadelphia, PA 19103

Corporate Counsel
Skadden, Arps, Slate,
Meagher & Flom LLP
4 Times Square
New York, NY 10036

Transfer Agent
American Stock
Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

Investor Relations
A. William Newbould
Vice President,
Corporate Communications
(610) 558-9800, ext. 4169

Annual Shareholder Meeting
Wednesday, May 30, 2007 @ 10:00 a.
Endo Pharmaceuticals Inc.
100 Endo Boulevard
Building One
Chadds Ford, PA 19317

SEC Form 10-K
A copy of the company's annual repo
on Form 10-K, as filed with the U.S.
Securities and Exchange Commissio
may be obtained without charge by
writing to:

Corporate Communications
Endo Pharmaceuticals
100 Endo Boulevard
Chadds Ford, PA 19317

Web Site
www.endo.com

Annual Report Design
Acme Design Group
www.acmedesign.com

Endo is committed to a policy of complying with all applicable federal, state and local laws prohibiting discrimination on the basis of race, color, religion, sex, sexual orientation, national origin, ancestry, age, disability, veteran status, or any other classification protected by federal, state or local law.

Caution: Forward-Looking Statements
This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in economic, business, competitive, market and regulatory factors. More information about those factors is contained in Endo's filings with the U.S. Securities and Exchange Commission.

ENDO

PHARMACEUTICALS

Endo Pharmaceuticals Holdings Inc.
100 Endo Boulevard
Chadds Ford, PA 19317
www.endo.com

END